Item 8.    Financial Statements and Supplementary Data Exhibit 99.1

ILG, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of ILG, Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ILG, Inc. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and financial statement schedule of valuation and qualifying accounts (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2018 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue as a result of the retrospective adoption of Accounting Standards Update No. 2014-09 – “Revenue from Contracts with Customers (Topic 606)”.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Certified Public Accountants

We have served as the Company’s auditor since 2008.

Miami, Florida

February 28, 2018

except for the retrospective changes for revenue described in Note 2 and the subsequent events described in Note 27,

as to which the date is June 5, 2018

ILG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except share and per share data)

	Year Ended December 31,
	2017	2016	2015
Revenues:
Service and membership related	$506	$457	$425
Sales of vacation ownership products, net	464	313	27
Rental and ancillary services	386	265	91
Consumer financing	89	57	5
Cost reimbursements	326	265	151
Total revenues	1,771	1,357	699
Operating costs and expenses:
Cost of service and membership related sales	165	125	106
Cost of vacation ownership product sales	90	101	20
Cost of sales of rental and ancillary services	295	183	40
Cost of consumer financing	29	13	—
Cost reimbursements	326	265	151
Royalty fee expense	43	28	3
Selling and marketing expense	293	189	67
General and administrative expense	225	198	150
Amortization expense of intangibles	20	19	14
Depreciation expense	60	43	18
Total operating costs and expenses	1,546	1,164	569
Operating income	225	193	130
Other income (expense):
Interest income	1	1	1
Interest expense	(26)	(23)	(21)
Gain on bargain purchase	2	163	—
Other income (expense), net	(3)	(7)	3
Equity in earnings from unconsolidated entities	4	5	4
Total other income (expense), net	(22)	139	(13)
Earnings before income taxes and noncontrolling interests	203	332	117
Income tax provision	(26)	(60)	(41)
Net income	177	272	76
Net income attributable to noncontrolling interests	(3)	(2)	(2)
Net income attributable to common stockholders	$174	$270	$74
Earnings per share attributable to common stockholders:
Basic	$1.40	$2.67	$1.28
Diluted	$1.38	$2.65	$1.27
Weighted average number of shares of common stock outstanding (in 000's):
Basic	124,032	100,868	57,400
Diluted	125,833	101,732	57,989
Dividends declared per share of common stock	$0.60	$0.48	$0.48

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ILG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Year Ended December 31,
	2017	2016	2015
Net income	$177	$272	$76
Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	22	(29)	(11)
Total comprehensive income, net of tax	199	243	65
Less: Net income attributable to noncontrolling interests	(3)	(2)	(2)
Less: Other comprehensive loss (income) attributable to noncontrolling interests	(3)	6	2
Total comprehensive loss (income) attributable to noncontrolling interests	(6)	4	—
Comprehensive income attributable to common stockholders	$193	$247	$65

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ILG, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share and per share data)

	December 31,
	2017	2016
ASSETS
Cash and cash equivalents	$122	$126
Restricted cash and cash equivalents (including $19 and $32 in variable interest entities, "VIEs," respectively)	227	114
Accounts receivable, net of allowance for doubtful accounts of $13 and $0.4, respectively	121	97
Vacation ownership mortgages receivable, net of allowance of $4 and $1, respectively (including a net $61 and $59 in VIEs, respectively)	79	88
Vacation ownership inventory	496	195
Prepaid income taxes	58	47
Prepaid expenses	64	49
Other current assets (including $4 and $3 of interest receivables in VIEs, respectively)	33	30
Total current assets	1,200	746
Restricted cash and cash equivalents (including $1 and $2 in variable interest entities, "VIEs," respectively)	3	4
Vacation ownership mortgages receivable, net of allowance of $51 and $21, respectively (including a net $498 and $370 in VIEs, respectively)	658	642
Vacation ownership inventory	60	189
Investments in unconsolidated entities	55	59
Property and equipment, net	616	580
Goodwill	564	558
Intangible assets, net	440	453
Deferred income taxes	—	9
Other non-current assets	91	74
TOTAL ASSETS	$3,687	$3,314
LIABILITIES AND EQUITY
LIABILITIES:
Accounts payable, trade	$46	$64
Current portion of securitized debt from VIEs	146	111
Deferred revenue	162	87
Accrued compensation and benefits	72	70
Accrued expenses and other current liabilities (including a net $1 of interest payables in VIEs)	215	186
Total current liabilities	641	518
Long-term debt	562	580
Securitized debt from VIEs	429	319
Income taxes payable, non-current	11	5
Other long-term liabilities	118	47
Deferred revenue	76	79
Deferred income taxes	133	165
Total liabilities	1,970	1,713
Redeemable noncontrolling interest	1	1
Commitments and contingencies
EQUITY:
Preferred stock—authorized 25,000,000 shares, of which 100,000 shares are designated Series A Junior Participating Preferred Stock; $0.01 par value; none issued and outstanding	—	—
Common stock—authorized 300,000,000 shares; $0.01 par value; issued 134,053,132 and 133,545,864 shares, respectively	1	1
Treasury stock— 9,987,627 and 8,878,489 shares at cost, respectively	(164)	(136)
Additional paid-in capital	1,278	1,262
Retained earnings	597	499
Accumulated other comprehensive loss	(33)	(52)
Total ILG stockholders’ equity	1,679	1,574
Noncontrolling interests	37	26
Total equity	1,716	1,600
TOTAL LIABILITIES AND EQUITY	$3,687	$3,314

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ILG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(In millions, except share data)

										Accumulated
			Total ILG					Additional		Other
	Total	Noncontrolling	Stockholders’	Common Stock		Treasury Stock		Paid-in	Retained	Comprehensive
	Equity	Interests	Equity	Amount	Shares	Amount	Shares	Capital	Earnings	Loss
Balance as of December 31, 2014	$421	$36	$385	$1	59,463,200	$(35)	2,363,324	$202	$237	$(20)
Net income	76	2	74	—	—	—	—	—	74	—
Other comprehensive loss, net of tax	(11)	(2)	(9)	—	—	—	—	—	—	(9)
Non-cash compensation expense	13	—	13	—	—	—	—	13	—	—
Dividends paid to noncontrolling interest	(3)	(3)	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	11,084	—	—	—	—	—
Issuance of common stock upon vesting of restricted stock units, net of withholding taxes	(4)	—	(4)	—	379,649	—	—	(4)	—	—
Change in excess tax benefits from stock-based awards	2	—	2	—	—	—	—	2	—	—
Cash dividends declared	(27)	—	(27)	—	—	—	—	1	(28)	—
Balance as of December 31, 2015	$467	$33	$434	$1	59,853,933	$(35)	2,363,324	$214	$283	$(29)
Net income	272	2	270	—	—	—	—	—	270	—
Other comprehensive loss, net of tax	(29)	(6)	(23)	—	—	—	—	—	—	(23)
Non-cash compensation expense	18	—	18	—	—	—	—	18	—	—
Acquisition of partnership interest of noncontrolling interests	(1)	(1)	—	—	—	—	—	—	—	—
Dividends paid to noncontrolling interest	(2)	(2)	—	—	—	—	—	—	—	—
Issuance of common stock upon vesting of RSUs, net of withholding taxes	(1)	—	(1)	—	638,159	—	—	(1)	—	—
Issuance of restricted stock for converted shares in connection with the acquisition of Vistana	—	—	—	—	668,081	—	—	—	—	—
Fair value of restricted stock awards attributable to precombination services converted in connection with the Vistana acquisition	2	—	2	—	—	—	—	2	—	—
Issuance of common stock in connection with the Vistana acquisition	1,029	—	1,029	—	72,371,969	—	—	1,029	—	—
Change in excess tax benefits from stock-based awards	(2)	—	(2)	—	—	—	—	(2)	—	—
Dividends declared on common stock	(52)	—	(52)	—	13,722	—	—	2	(54)	—
Treasury stock purchases	(101)	—	(101)	—	—	(101)	6,515,165	—	—	—
Balance as of December 31, 2016	$1,600	$26	$1,574	$1	133,545,864	$(136)	8,878,489	$1,262	$499	$(52)
Net income	177	3	174	—	—	—	—	—	174	—
Other comprehensive income, net of tax	22	3	19	—	—	—	—	—	—	19
Non-cash compensation expense	22	—	22	—	—	—	—	22	—	—
Noncontrolling interest of consolidated HOAs	8	8	—	—	—	—	—	—	—	—
Dividends paid to noncontrolling interest	(3)	(3)	—	—	—	—	—	—	—	—
Cancellation of restricted stock for converted shares	—	—	—	—	(36,813)	—	—	—	—	—
Issuance of common stock upon vesting of RSUs, net of withholding taxes	(7)	—	(7)	—	537,573	—	—	(7)	—	—
Deferred stock compensation expense	(1)	—	(1)	—	—	—	—	(1)	—	—
Dividends declared on common stock	(74)	—	(74)	—	6,508	—	—	2	(76)	—
Treasury stock purchases	(28)	—	(28)	—	—	(28)	1,109,138	—	—	—
Balance as of December 31, 2017	$1,716	$37	$1,679	$1	134,053,132	$(164)	9,987,627	$1,278	$597	$(33)

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

ILG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income	$177	$272	$76
Adjustments to reconcile net income to net cash and restricted cash provided by operating activities:
Amortization expense of intangibles	20	19	14
Depreciation expense	60	43	18
Bad debt expense	4	1	—
Allowance for losses on originated loans	35	20	2
Allowance for impairment on acquired loans	5	—	—
Impairment on vacation ownership inventory	5	—	—
Loss on disposal of investment in subsidiary	5	—	—
Accretion of mortgages receivable	5	2	—
Non-cash compensation expense	22	18	13
Deferred income taxes	(24)	11	3
Equity in earnings from unconsolidated entities	(4)	(5)	(4)
Return on investments in unconsolidated entities	5	2	—
Gain on bargain purchase of Vistana acquisition	(2)	(163)	—
Changes in operating assets and liabilities:
Accounts receivable	(8)	(11)	(3)
Vacation ownership mortgages receivable (originations)	(345)	(203)	1
Vacation ownership mortgages receivable collections	279	167	—
Vacation ownership inventory (additions)	(231)	(180)	7
Vacation ownership inventory disposals	81	86	—
Prepaid expenses and other current assets	(26)	3	3
Prepaid income taxes and income taxes payable	(4)	(43)	10
Accounts payable and other current liabilities	12	32	2
Other long term liabilities	53	4	—
Deferred income	72	(66)	(8)
Other, net	9	(1)	6
Net cash and restricted cash provided by operating activities	205	8	140
Cash flows from investing activities:
Capital expenditures	(119)	(95)	(20)
Acquisitions, net of cash acquired	—	(22)	—
Investments in unconsolidated entities	—	(5)	—
Other, net	4	(5)	(1)
Net cash used in investing activities	(115)	(127)	(21)
Cash flows from financing activities:
Proceeds from issuance of senior notes	—	—	350
Borrowings (payments) on revolving credit facility, net	(20)	165	(413)
Payments of debt issuance costs	(3)	(7)	(7)
Proceeds from securitized debt	325	375	—
Payments on securitized debt	(178)	(93)	—
Purchases of treasury stock	(28)	(101)	—
Dividend payments to stockholders	(74)	(52)	(28)
Dividend payments to noncontrolling interest	(3)	(2)	(3)
Payment to former Vistana owner for subsidiary financing obligation	—	(24)	—
Withholding taxes on vesting of restricted stock units and restricted stock	(7)	(2)	(4)
Excess tax benefits from stock-based awards	—	—	2
Net cash and restricted cash provided by (used in) financing activities	12	259	(103)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6	(5)	(7)
Net increase in cash, cash equivalents and restricted cash	108	135	9
Cash, cash equivalents and restricted cash at beginning of year	244	109	100
Cash, cash equivalents and restricted cash at end of year	$352	$244	$109

See Note 23 for supplemental cash flow information.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ILG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Organization

ILG, Inc. is a leading provider of professionally delivered vacation experiences and the exclusive global licensee for the Hyatt®, Sheraton®, and Westin® brands in vacation ownership. We operate in the following two segments: Vacation Ownership (VO) and Exchange and Rental.

Our VO segment engages in sales, marketing, financing and development of vacation ownership interests (VOIs); the management of vacation ownership resorts; and related services to owners and associations. The VO operating segment consists of the VOI sales and financing business of Vistana Signature Experiences (Vistana) and Hyatt Vacation Ownership (HVO) as well as the management related lines of business of Vistana, HVO, Vacation Resorts International (VRI), Trading Places International (TPI), VRI Europe and certain homeowners’ associations (HOAs) under our control.

Our Exchange and Rental segment offers access to vacation accommodations and other travel-related transactions and services to members of our programs and other leisure travelers, by providing vacation exchange services and vacation rentals, working with resort developers, HOAs and operating vacation rental properties. The Exchange and Rental operating segment consists of Interval International (referred to as Interval), the Vistana Signature Network, the Hyatt Residence Club, the TPI exchange business, and Aqua-Aston Holdings, Inc. (Aqua-Aston).

ILG was incorporated as a Delaware corporation in May 2008 under the name Interval Leisure Group, Inc. and commenced trading on The NASDAQ Stock Market in August 2008 under the symbol "IILG" and now trades under “ILG.”

On May 11, 2016, we acquired the vacation ownership business of Starwood Hotels & Resorts Worldwide, LLC (Starwood), now known as Vistana. In connection with the acquisition, Vistana entered into an exclusive, 80 - year global license agreement with Starwood for the use of the Sheraton and Westin brands in vacation ownership. The global license agreement may also be extended for two 30 – year terms, subject to meeting certain sales performance tests. Also, Vistana has the non-exclusive license for the existing St. Regis and The Luxury Collection® vacation ownership properties and an affiliation with the Starwood Preferred Guest program.

Basis of Presentation

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ILG, our wholly‑owned subsidiaries, and entities in which we have a controlling interest, including variable interest entities (“VIEs”) where we are the primary beneficiary in accordance with consolidation guidance. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. References in these financial statements to net income attributable to common stockholders and ILG stockholders’ equity do not include noncontrolling interests, which represent the outside ownership of our consolidated non‑wholly owned entities and are reported separately.

For the years ended December 31, 2017, 2016 and 2015, individual amounts presented herein by quarter may not add to the year-to-date amount due to rounding and, in the case of per share amounts, differences in the average common shares outstanding during each period.

Accounting Estimates

We are required to make certain estimates and assumptions during the preparation of its consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”). These estimates and assumptions impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include:

•	the recovery of long‑lived assets as well as goodwill and other intangible assets;
•	purchase price allocations of business combinations;
•	loan loss reserves for vacation ownership mortgages receivable;
•	accounting for acquired vacation ownership mortgages receivable;
•	revenue recognition pertaining to sales of vacation ownership products pursuant to the percentage of completion method;
•	cost of vacation ownership product sales related estimates included in our relative sales value calculation, such as future projected sales revenue and expected project costs to complete;
•	the accounting for income taxes including deferred income taxes and related valuation allowances;
•	the determination of deferred revenue and deferred membership costs;
•	and the determination of stock‑based compensation.

In our opinion, the assumptions underlying the historical consolidated financial statements of ILG and its subsidiaries are reasonable.

Seasonality

Revenue at ILG is influenced by the seasonal nature of travel. Within our VO segment, our sales and financing business experiences a modest impact from seasonality, with higher sales volumes during the traditional vacation periods. Our vacation ownership management businesses by and large do not experience significant seasonality, with the exception of our resort operations revenue which tends to be higher in the first quarter.

Within our Exchange and Rental segment, we recognize exchange and Getaway revenue based on confirmation of the vacation, with the first quarter generally experiencing higher revenue and the fourth quarter generally experiencing lower revenue. Remaining rental revenue is recognized based on occupancy. For the vacation rental business, the first and third quarters generally generate higher revenue as a result of increased leisure travel to our Hawaii‑based managed properties during these periods, and the second and fourth quarters generally generate lower revenue.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Vacation Ownership

Revenue from the VO segment is derived principally from sales of VOIs and related fees earned by Vistana and HVO, interest income earned for financing these sales, maintenance fees, fees for vacation ownership resort and homeowners’ association management services, and rental and ancillary revenues, including from hotels owned by Vistana and HVO.

Sales of VOIs

We enter into contracts for the purchase of VOIs which include (i) the sale of the VOI, (ii) membership in the Vistana Signature Network or Hyatt Residence Club, and (iii) potential incentives for purchasing the VOI. See the Membership fee revenue section below for the revenue recognition treatment of the club membership fees.

Consolidated VOI sales are recognized and included in revenues once control of the VOI has transferred and the purchaser secures the benefits of ownership, which occurs after a binding sales contract has been executed, collectability is reasonably assured, the rescission period has expired, and construction is complete. The agreement for sale generally provides for a down payment and a note secured by a mortgage payable in monthly installments, including interest, over a typical term ranging from 5 -15 years.

The provision for loan losses is recorded as an adjustment to sales of VOIs in the consolidated income statements rather than as an adjustment to bad debt expense, as the default on the VOI is deemed to be a right of return. We record an estimate of loan losses at the time of the VOI sale and recognize revenue net of amounts deemed uncollectible.

We at times offer several types of sales incentives, including SPG and World of Hyatt points, a bonus week, and down payment credits to buyers. Revenue from sales incentives is recognized when the incentive is delivered to the owner of the VOI. If the owner finances the VOI, the incentive may not be delivered until six payments have been made. For our primary incentives, SPG and World of Hyatt points, we act as an agent and therefore, recognize revenue for these incentives on a net basis.

We routinely sell trial vacation packages where we provide our customers with a stay at a resort and offer a discount on a future VOI sale. The future discount is accounted for as a material right, which is recognized when the purchaser buys a VOI or the discount expires, both of which occur at the time of stay. Our customers have the option to pay upfront for these packages or finance these packages through us. In the case of unused trial vacation packages, we recognize revenue upon forfeiture as we do not expect a significant amount of breakage to occur.

Management fee and other revenue

Management fees and other revenue in this segment consist of annual maintenance fees, service fees and base management fees, as applicable. Annual maintenance fees are amounts paid by VOI owners for maintaining and operating the respective properties, which includes management services, and are recognized on a straight‑line basis over the respective annual maintenance period. Our day-to-day management services include activities such as housekeeping services, operation of a reservation system, maintenance, and certain accounting and administrative services. We receive compensation for such management services, which is generally based on either a percentage of the budgeted cost to operate such resorts or a fixed fee arrangement, on a monthly basis as the services are performed. We generally recognize management fee revenue on a gross basis except for management fees associated with VOIs which remain in our inventory.

Resort operations revenue

Our resort operations performance obligations are largely comprised of transient rental income at our vacation ownership and owned-hotel properties. We may receive payment for these services upfront or at the time of the stay. We record rental revenue when occupancy has occurred or, in the case of unused prepaid rental deposits, upon forfeiture. We do not expect a significant amount of breakage to occur related to prepaid rental deposits.

Other ancillary services revenue consists of goods and services that are sold or provided by us at restaurants, golf courses and other retail and service outlets located at developed resorts. We receive payment and recognize ancillary services revenue when goods have been provided and/or services have been rendered.

Exchange and Rental

Membership fee revenue

Revenue from membership fees from our Exchange and Rental segment is deferred and recognized over the terms of the applicable memberships, typically ranging from one to five years, on a straight‑line basis. When multiple member benefits and services are provided over the term of the membership, revenue is recognized for each separable deliverable ratably over the membership period, as applicable. Membership fees are paid up front at the beginning of the applicable membership period. Generally, memberships are cancelable and refundable on a pro‑rata basis, with the exception of Interval Network’s Platinum tier which is non‑refundable.

Transaction revenue

Revenue from exchanges, Getaway transactions and other fee-based services provided to members of our networks is recognized when confirmation of the transaction is provided and services have been rendered, as the earnings process is complete. Reservation servicing fees are generally received on a monthly basis and revenue is recognized when the service is performed or on a straight‑line basis over the applicable service period.

Club rental revenue

Club rental revenue represents rentals generated by the Vistana Signature Network and Hyatt Residence Club mainly to monetize inventory at their vacation ownership resorts to provide exchanges for our members through hotel loyalty programs. We recognize revenue for such rentals when occupancy has occurred.

Rental management revenue

Revenue from our vacation rental management businesses is comprised of base management fees which are typically either (i) fixed amounts, (ii) amounts based on a percentage of adjusted gross lodging revenue, or (iii) various revenue sharing arrangements with condominium owners based on stated formulas. We generally receive payment from the rental management services on a monthly basis as the services are performed. Base management fees are recognized when earned in accordance with the terms of the contract (i.e., over time as we perform the management services). Incentive management fees for certain hotels and condominium resorts are generally a percentage of either operating profits or improvement in operating profits. We recognize incentive management fees as earned throughout the incentive period based on actual results which are trued‑up at the culmination of the incentive period. Determining the amount of the transaction price related to the incentive management fees may require us to estimate the variable consideration related to the incentive fees based on generated budgets and forecasts until such time as the actual amounts are known (typically at end of calendar year). Such variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal of the related revenue will not occur. Service fee revenue is based on the services provided to owners including reservations, sales and marketing, property accounting and information technology services, either internally or through third party providers. Service fee revenue is recognized when the service is provided. If the service is provided through third-party provider, such as reservations using online travel agents, we are considered an agent for these services and will therefore recognize revenue from the service fees on a net basis per the terms of the respective agreement.

General

Cost reimbursement revenue

Represents the compensation and other employee-related costs directly associated with managing properties that are included in both revenue and cost of sales and that are passed on to the property owners or homeowner associations without mark-up. Cost reimbursement revenue of the Vacation Ownership segment also includes reimbursement of sales and marketing expenses, without mark-up, pursuant to contractual arrangements. Such cost reimbursements are recognized gross when the related services are performed, other than cost reimbursements pertaining to services associated with our unsold VOIs classified as inventory.

Deferred revenue in a business combination

When we acquire a business which records deferred revenue on its historical financial statements, we are required to re‑measure that deferred revenue as of the acquisition date pursuant to rules related to accounting for business combinations, as described further below. The post‑acquisition impact of that remeasurement results in recognizing revenue which solely comprises the cost of the associated legal performance obligation we assumed as part of the acquisition, plus a normal profit margin. This purchase accounting treatment typically results in lower amounts of revenue recognized in a reporting period following the acquisition than would have otherwise been recognized on a historical basis.

Contracts with multiple performance obligations

When we enter into an arrangement which contains multiple promises, we are required to determine whether the promises in these arrangements should be treated as separate performance obligations for revenue recognition purposes and, if so, how the transaction price should be allocated to each performance obligation. We analyze our contracts upon execution to determine the appropriate revenue recognition accounting treatment. Our determination of whether to recognize revenue for separate performance obligations will depend on the terms and specifics of our products and arrangements as well as the nature of changes to our existing products and services, if any. The transaction price is allocated to such distinct performance obligations in accordance with their standalone selling price. As we have observable standalone sales of each of our performance obligations, we utilize the observable standalone selling price for purposes of allocation and we do not exercise significant judgement in determining these standalone selling prices. The allocation of the total transaction price to the various performance obligations does not change the total revenue recognized from a transaction or arrangement, but may impact the timing of revenue recognition.

Sales type taxes

All taxable revenue transactions are presented on a net‑of‑tax basis.

Costs to Obtain or Fulfill a Contract

We capitalize the incremental costs of obtaining a contract when those costs would not have been incurred if the contract had not been obtained, in accordance with ASC Subtopic 340-40, Other Assets and Deferred Costs – Revenue from Contracts with Customers (“ASC 340-40”). Direct costs of acquiring members (primarily commissions) are deferred and amortized on a straight‑line basis over the terms of the applicable membership period. We also capitalize commissions related to the sale of prepaid vacation packages. These commissions are expensed when the purchaser stays at the property. If a contract is cancelled, we charge the unrecoverable direct selling costs to expense at cancellation.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents at December 31, 2017 and 2016 primarily includes maintenance fees, certain resort related reserves, and deposits received on sales of VOIs that are held in escrow until the applicable statutory rescission period has expired and the funds have been released from escrow and the deeding process has begun or title is otherwise transferred. We also may have the opportunity to release escrow funds by issuing a surety bond. Additionally, restricted cash and cash equivalents also include amounts held in trust and lock box accounts in connection with certain transactions related to management of vacation rental properties as well as cash held by our variable interest entities (“VIEs”) from our securitization transactions (refer to Note 14).

Accounts Receivable

Accounts receivable are stated at amounts due from customers, principally resort developers, members and managed properties, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time accounts receivable are past due, previous loss history, our judgment as to the specific customer’s current ability to pay its obligation and the condition of the general economy. More specifically, our policy for determining our allowance for doubtful accounts consists of both general and specific reserves. The general reserve methodology is distinct for each ILG business based on its historical collection experience and past practice. Predominantly, receivables greater than 120 days past due are applied a general reserve factor, while receivables 180 days or more past due are fully reserved. The determination of when to apply a specific reserve requires judgment and is directly related to the particular customer collection issue identified, such as known liquidity constraints, insolvency concerns or litigation.

The bad debt expense associated with the allowance for doubtful accounts is included within general and administrative expense within our consolidated statements of income. We write off accounts receivable when they become uncollectible once we have exhausted all means of collection.

Vacation Ownership Inventory and Cost of Sales

Our inventory consists of completed unsold vacation ownership interests, which has an operating cycle that generally exceeds twelve months, and vacation ownership projects under construction. On our consolidated balance sheet, completed unsold vacation ownership interests are presented as a current asset, while vacation ownership projects under construction are presented as a non-current asset given this inventory is in the development stage of its operating cycle. We carry our inventory presented within current assets at the lower of cost or fair value, less expected costs to sell, which can result in impairment charges and/or recoveries of previous impairments.

We capitalize costs clearly associated with the acquisition, development and construction of a real estate project when it is probable that the project will move forward. We capitalize salary and related costs only to the extent they directly relate to the project. We capitalize interest expense, taxes and insurance costs when activities that are necessary to get the property ready for its intended use are underway. We cease capitalization of costs during prolonged gaps in development when substantially all activities are suspended or when projects are considered substantially complete.

We account for our vacation ownership inventory and cost of vacation ownership products in accordance with the authoritative guidance for accounting for real estate time-sharing transactions contained in ASC Topic 978, Real Estate—Time Sharing Activities, which defines a specific application of the relative sales value method for reducing vacation ownership inventory and recording cost of sales. Also, pursuant to the guidance for accounting for real estate time-sharing transactions, we do not reduce inventory for the cost of vacation ownership products related to anticipated credit losses (accordingly, no adjustment is made when inventory is reacquired upon default of originated receivables). These standards provide for changes in estimates within the relative sales value calculations to be accounted for as real estate inventory true-ups, which we refer to as cost of sales true-ups, and are recorded in cost of vacation ownership product sales to retrospectively adjust the margin previously recorded subject to those estimates. These cost of sales true-ups could result in material adjustments to cost of vacation ownership product sales in a given period.

Vacation Ownership Mortgages Receivable and Allowance for Loan Losses

Vacation ownership mortgages receivable consist of loans to eligible customers who purchase VOIs and choose to finance their purchase. These mortgages receivable are collateralized by the underlying VOI, generally bear interest at a fixed rate, have a typical term ranging from 5-15 years and are generally made available to customers who make a down payment on the purchase price within established credit guidelines.

Vacation ownership mortgages receivable are composed of mortgage loans related to our financing of vacation ownership interval sales. Included within our vacation ownership mortgages receivable are originated loans and loans acquired in connection with our acquisitions of Vistana and HVO.

Acquired loans are segregated between those with deteriorated credit quality at acquisition and those deemed as performing. To make this determination, we consider such factors as credit collection history, past due status, non‑accrual status, credit risk ratings, interest rates and the underlying collateral securing the loans. The fair value of acquired loans deemed performing is determined by discounting cash flows, both principal and interest, for the loan pool at market interest rates while giving consideration to anticipated future defaults. The difference between fair value and principal balances due at acquisition date is accreted to interest income, within consolidated revenue, over the estimated life of the loan pool.

The collection activity associated with our securitized vacation ownership notes receivable determines the amount of our monthly repayments against our securitized debt. Collection activity includes contractual payments due and prepayments. In addition, defaulted loans are generally removed from the securitized pool and are substituted or repurchased, while upgraded loans are repurchased, for debt repayment purposes. The securitized debt is non-recourse without a specific repayment schedule. As the amount of each principal payment is contingent on the cash flows from underlying vacation ownership mortgages receivable in a given period, we have not disclosed future contractual debt repayments. Additionally, our vacation ownership mortgages receivable securitization agreements allow us to receive the net excess cash flows (spread between the collections on the notes and payments for third party obligations as defined in the securitization agreements) from the VIEs provided we do not meet certain triggers related to default levels and collateralization of the securitized pool, as discussed in Note 14.

Allowance for Loan Losses

For originated loans, we record an estimate of uncollectability as a reduction of sales of VOIs in the accompanying consolidated statements of income at the time revenue is recognized on a VOI sale. We evaluate our originated loan portfolio collectively as they are largely homogeneous, smaller‑balance, vacation ownership mortgages receivable. We use a technique referred to as static pool analysis, which tracks uncollectibles over the entire life of those mortgages receivable, as the basis for determining our general reserve requirements on our vacation ownership mortgages receivable. The adequacy of the related allowance is determined by management through analysis of several factors, such as current economic conditions and industry trends, as well as the specific risk characteristics of the portfolio, including defaults, aging, and historical write‑offs of these receivables. The allowance is maintained at a level deemed adequate by management based on a periodic analysis of the mortgage portfolio.

We generally determine our originated vacation ownership mortgages receivable to be nonperforming if either interest or principal is more than 30 days past due. All non‑performing loans are placed on non‑accrual status and we do not resume interest accrual until the receivable becomes contractually current. We apply payments we receive for vacation ownership notes receivable on non‑performing status first to interest, then to principal, and any remainder to fees.

Loans acquired in connection with a business combination are recorded at their estimated fair value on their purchase date with no carryover of the related allowance for loan losses. Acquired loans are subsequently evaluated for any required allowance at each reporting date. Refer to Note 6 for additional information on our acquired loans.

Investments in Unconsolidated Entities

We consolidate entities under our control, including variable interest entities (VIEs) where we are deemed to be the primary beneficiary as a result of qualitative and/or quantitative characteristics. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be disproportionate to the entity. Investments in unconsolidated affiliates over which we exercise significant influence, but do not control, including joint ventures, are accounted for by the equity method. In addition, our limited partnership investments in which we hold more than a minimal investment are accounted for under the equity method of accounting.

We assess investments in unconsolidated entities for impairment quarterly to determine whether there is an indication that a loss in value that is other‑than‑temporary has occurred. If so, we evaluate the carrying value compared to the estimated fair value of the investment. Fair value is based upon internally developed discounted cash flow models, third‑party appraisals, or if appropriate, current estimated net sales proceeds from pending offers. If the estimated fair value is less than carrying value, we use our judgment to determine if the decline in value is other‑than‑temporary. In making this determination, we consider factors including, but not limited to, the length of time and extent of the decline, loss of values as a percentage of the cost, financial condition and near‑term financial projections, our intent and ability to recover the lost value, and current economic conditions. Impairments that are deemed other‑than‑temporary are charged to equity in losses from unconsolidated entities in our accompanying consolidated statements of income.

Property and Equipment

Property and equipment, including capitalized improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in results of operations. Gains or losses on the sale or retirement of assets are included in net income when the assets are retired or sold provided there is reasonable assurance of the collectability of the sales price, if applicable, and any future activities to be performed by us relating to the assets sold are insignificant.

Depreciation is recorded on a straight‑line basis to allocate the cost of depreciable assets to operations over their estimated useful lives. The following table summarizes depreciable life by asset category.

Asset Category	Depreciation Period
Computer equipment	3 to 5 Years
Capitalized software (including internally-developed software)	3 to 7 Years
Buildings and leasehold improvements(1)	1 to 40 Years
Furniture, fixtures and other equipment	3 to 10 Years

(1)	The depreciation period for leasehold improvements is the lesser of the lease term or the economic useful life for leasehold improvements.

In accordance with ASC Topic 350, “Intangibles‑Goodwill and Other” (“ASC 350”), we capitalize certain qualified costs incurred in connection with the development of internal use software. Capitalization of internal use software costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. Depreciation of property and equipment is presented as a separate line item in the accompanying consolidated income statements.

Fair Value Measurements

In accordance with ASC Topic 820, “Fair Value Measurement,” (“ASC 820”) the fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. We categorize assets and liabilities recorded at fair value using a three‑tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1—Observable inputs that reflect quoted prices in active markets
•	Level 2—Inputs other than quoted prices in active markets that are either directly or indirectly observable
•	Level 3—Unobservable inputs in which little or no market data exists, therefore requiring the company to develop its own assumptions

Our non‑financial assets, such as goodwill, intangible assets, vacation ownership inventory and long‑lived assets, are adjusted to fair value only when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Accounting for Business Combinations

In accordance with ASC Topic 805, “Business Combinations,” when accounting for business combinations we are required to recognize the assets acquired, liabilities assumed, contractual contingencies, noncontrolling interests and contingent consideration at their fair value as of the acquisition date. These items are recorded on our consolidated balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of acquired businesses are included in the consolidated statements of income since their respective acquisition dates.

The purchase price allocation process requires management to make significant estimates and assumptions with respect to intangible assets, estimated contingent consideration payments and/or pre‑acquisition contingencies, all of which ultimately affect the fair value of goodwill established as of the acquisition date. Goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date and is then subsequently tested for impairment at least annually. If the fair value of the net assets acquired exceeds the purchase price consideration, we record a gain on bargain purchase. However, in such a case, before the measurement period closes we perform a reassessment to reconfirm whether we have correctly identified all of the assets acquired and all of the liabilities assumed as of the acquisition date.

As part of our accounting for business combinations we are required to determine the useful lives of identifiable intangible assets recognized separately from goodwill. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the acquired business. An intangible asset with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized. We base the estimate of the useful life of an intangible asset on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

•	The expected use of the asset.
•	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.
•	Any legal, regulatory, or contractual provisions that may limit the useful life.
•

Our own historical experience in renewing or extending similar arrangements, consistent with our intended use of the asset, regardless of whether those arrangements have explicit renewal or extension provisions.

•	The effects of obsolescence, demand, competition, and other economic factors.
•	The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the acquired business.

Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired entity and are inherently uncertain. Examples of critical estimates in accounting for acquisitions include but are not limited to:

•	future expected cash flows from sales of products and services and related contracts and agreements;
•	discount and long‑term growth rates; and
•

the estimated fair value of the acquisition‑related contingent consideration, which is performed using a probability‑weighted income approach based upon the forecasted achievement of post‑acquisition pre‑determined targets;

Unanticipated events and circumstances may occur which could affect the accuracy or validity of our assumptions, estimates or actual results. Additionally, any change in the fair value of the acquisition‑related contingent consideration subsequent to the acquisition date, including changes resulting from events that occur after the acquisition date, such as changes in our estimated fair value of the targets that are expected to be achieved, will be recognized in earnings in the period of the change in estimated fair value.

Additionally, when acquiring a company who has recorded deferred revenue in its historical, pre‑acquisition financial statements, we are required as part of purchase accounting to re‑measure the deferred revenue as of the acquisition date. Deferred revenue is re‑measured to represent solely the cost that relates to the associated legal performance obligation which we assumed as part of the acquisition, plus a normal profit margin representing the level of effort or risk assumed. Legal performance obligations that simply relate to the passage of time would not result in recognized deferred revenue as there is little to no associated cost.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are significant components of our consolidated balance sheets. Our policies regarding the valuation of intangible assets affect the amount of future amortization and possible impairment charges we may incur. Assumptions and estimates about future values and remaining useful lives of our intangible and other long‑lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as consumer spending habits and general economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

Goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date. In accordance with ASC 350, we review the carrying value of goodwill and other intangible assets of each of our reporting units on an annual basis as of October 1, or more frequently upon the occurrence of certain events or substantive changes in circumstances, based on either a qualitative assessment or a two‑step impairment test. Our reporting units within each of our Vacation Ownership and Exchange and Rental operating segments are as follows:

OPERATING SEGMENTS
Vacation Ownership	Exchange and Rental
VO management reporting unit	Exchange reporting unit
VO sales and financing reporting unit	Rental reporting unit

During the year, we monitor the actual performance of our reporting units relative to the fair value assumptions used in our annual impairment test, including potential events and changes in circumstance affecting our key estimates and assumptions.

Qualitative Assessment

The qualitative assessment may be elected in any given year pursuant to ASC 350. Under this guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If entities determine, on the basis of qualitative factors, that it is more‑likely‑than‑not (i.e., a likelihood of more than 50 percent) that the fair value of the reporting unit is below the carrying amount, the two‑step impairment test would be required. The guidance also provides the option to skip the qualitative assessment in any given year and proceed directly with the two‑step impairment test at our discretion.

Our qualitative assessment is performed for the purpose of assessing whether events or circumstances have occurred in the intervening period between the date of our last two‑step impairment test (the “Baseline Valuation”) and the date of our current annual impairment test which could adversely affect the comparison of our reporting units’ fair value with its carrying amount. Examples of events and circumstances that might indicate that a reporting unit’s fair value is less than its carrying amount include macro‑economic conditions such as deterioration in the entity’s operating environment, industry or overall market conditions; reporting unit specific events such as increasing costs, declining financial performance, or loss of key personnel or contracts; or other events such as pending litigation, access to capital in the credit markets or a sustained decrease in ILG’s stock price on either an absolute basis or relative to peers. If it is determined, as a result of the qualitative assessment, that it is more‑likely‑than‑not that the fair value of a reporting unit is less than its carrying amount, we are then required to perform a two‑step impairment test on goodwill.

Two‑step Impairment Test

The first step of the impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. The fair value of each reporting unit is calculated using the average of an income approach and a market comparison approach which utilizes similar companies as the basis for the valuation. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill to the carrying value of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over amounts assigned to its net assets.

The determination of fair value utilizes an evaluation of historical and forecasted operating results and other estimates. Fair value measurements are generally determined through the use of valuation techniques that may include a discounted cash flow approach, which reflects our own assumptions of what market participants would use in pricing the asset or liability.

Indefinite‑Lived Intangible Assets

Our intangible assets with indefinite lives relate principally to trade names, trademarks and certain resort management contracts. Pursuant to ASC 350, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to no longer be indefinite. Accordingly, we evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events or circumstances continue to support an indefinite useful life. As of December 31, 2017, there have been no changes to the indefinite life determination pertaining to these intangible assets.

In addition, an intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an indefinite‑lived intangible asset exceeds its estimated fair value, an impairment loss equal to the excess is recorded. However, entities testing an indefinite‑lived intangible asset for impairment have the option of performing a qualitative assessment before calculating the fair value of the asset. If entities determine, on the basis of qualitative factors, that the likelihood of the indefinite‑lived intangible asset being impaired is below a “more‑likely‑than‑not” threshold (i.e., a likelihood of more than 50 percent), the entity would not need to calculate the fair value of the asset.

Long‑Lived Assets and Intangible Assets with Definite Lives

We review the carrying value of all long‑lived assets - primarily property and equipment, vacation ownership inventory under construction and not in active sales, and definite‑lived intangible assets - for impairment whenever events or changes in circumstances indicate that the carrying value of a long‑lived asset (asset group) may be impaired.

In accordance with guidance included within ASC Topic 360, “Property Plant and Equipment,” (“ASC 360”), recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to future undiscounted cash flows expected to be generated by the asset (asset group). An asset group is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When estimating future cash flows, we consider:

•	only the future cash flows that were directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group;
•	our own assumptions about our use of the asset group and all available evidence when estimating future cash flows;
•	potential events and changes in circumstance affecting our key estimates and assumptions; and
•	the existing service potential of the asset (asset group) at the date tested.

If an asset (asset group) is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset (asset group) exceeds its fair value. When determining the fair value of the asset (asset group), we consider the highest and best use of the assets from a market‑participant perspective. The fair value measurement is generally determined through the use of independent third party appraisals or an expected present value technique, both of which may include a discounted cash flow approach, which reflects our own assumptions of what market participants would utilize to price the asset (asset group).

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Assets to be abandoned, or from which no further benefit is expected, are written down to zero at the time that the determination is made and the assets are removed entirely from service.

Advertising

Advertising and promotional expenditures primarily include printing and postage costs of directories and magazines, promotions, tradeshows, agency fees, and related commissions. Direct‑response advertising consists primarily of printing, postage, and freight costs related to our member resort directories. Advertising costs are expensed in the period incurred, except for magazine related costs that are expensed at time of mailing when the advertising takes place, and direct‑response advertising, which are amortized ratably over the applicable period following the mailing of the directories.

Advertising expense was $22 million, $20 million and $16 million for the years ended December 31, 2017, 2016 and 2015, respectively, of which $4 million, $3 million and $3 million, respectively, pertained to expenses related to our direct‑response advertising. As of December 31, 2017 and 2016, we had $6 million and $5 million, respectively, of capitalized advertising costs recorded in prepaid expenses on our accompanying consolidated balance sheets.

Income Taxes

ILG accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences or tax loss or tax credit carryforwards are expected to be recovered or settled. On December 22, 2017, the President of the United States signed into law the Tax Reform Act, which lowered the federal corporate tax rate from 35% to 21% and made numerous other tax law changes. Further information on the tax impacts of the Tax Reform Act is included in Note 20 accompanying our consolidated financial statements.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. In making this determination, we make estimates and assumptions regarding this realization, which is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the history of taxable income in recent years, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies to make this assessment. A change in these assumptions may increase or decrease our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially affect our consolidated financial statements.

Pursuant to ASC Topic 740 “Income Taxes” (“ASC 740”), ILG recognizes liabilities for uncertain tax positions based on the two step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settling the uncertain tax position. ILG records interest on potential income tax contingencies as a component of income tax expense and records interest net of any applicable related income tax benefit.

Foreign Currency Translation and Transaction Gains and Losses

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included as a component of accumulated other comprehensive income (loss), a separate component of ILG stockholders’ equity. Accumulated other comprehensive income (loss) is solely related to foreign currency translation.

Transaction gains and losses arising from transactions and/or assets and liabilities denominated in a currency other than the functional currency of the entity involved are included in the consolidated statements of income. Operating foreign currency exchange attributable to foreign currency remeasurements of operating assets and liabilities denominated in a currency other than their functional currency, primarily related to Euro denominated value added tax liabilities, resulted in a net loss of $0.2 million for the year ended December 31, 2017 and net gains of $0.1 million and $0.2 million for the years ended December 31, 2016 and 2015, respectively, which is included in general and administrative expenses. Non‑operating foreign currency exchange which primarily relates to U.S. dollar denominated intercompany loan positions resulted in a net gain of $1 million for the year ended December 31, 2017, a net loss of $7 million for the year ended December 31, 2016, and a net gain of $4 million for the year ended December 31, 2015, and are included in other income (expense) in the accompanying consolidated statements of income.

Stock‑Based Compensation

Stock‑based compensation is accounted for under ASC Topic 718, “Compensation—Stock Compensation” (“ASC 718”). Non‑cash compensation expense for stock‑based awards is measured at fair value on date of grant and recognized over the service period for awards expected to vest. The fair value of restricted stock and restricted stock units (“RSUs”) is determined based on the number of shares granted and the quoted price of our common stock on that date, except for RSUs subject to relative total shareholder return performance criteria, which the fair value is based on a Monte Carlo simulation analysis as further discussed in Note 19. We grant awards subject to graded vesting (i.e., portions of the award vest at different times during the vesting period) or to cliff vesting (i.e., all awards vest at the end of the vesting period). Certain RSUs, in addition, are subject to attaining specific performance criteria. For RSUs to be settled in stock, the accounting charge is measured at the grant date fair value and expensed as non‑cash compensation over the vesting term using the straight‑line basis for service‑only awards and the accelerated basis for performance‑based awards with graded vesting. For certain cliff vesting awards with performance criteria, we also use anticipated future results in determining the fair value of the award. Such value is recognized as an expense over the service period using the straight‑line recognition method. The amount of stock‑based compensation expense recognized in the consolidated statements of income for periods prior to January 1, 2017 is reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. Our forfeiture rate was estimated at the grant date based on historical experience. With the adoption of ASU 2016-09 “Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting”, on January 1, 2017, we no longer reduce stock-based compensation by estimated forfeitures. Instead we account for forfeitures when they occur. For any vesting tranche of an award, the cumulative amount of compensation cost recognized is at least equal to the portion of the grant‑date value of the award tranche that is actually vested at that date. Stock‑based compensation is recorded within the same line item in our consolidated statements of income as the employee‑related compensation of the award recipient, as disclosed in tabular format in Note 19.

The expense associated with RSU awards to be settled in cash is initially measured at fair value at the grant date and expensed ratably over the vesting term, recording a liability subject to mark‑to‑market adjustments for changes in the price of the respective common stock as compensation expense.

Management must make certain estimates and assumptions regarding stock awards that will ultimately vest, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Tax benefits resulting from tax deductions in excess of the stock‑based compensation expense recognized in the consolidated statements of income for periods prior to January 1, 2017 were reported as a component of financing cash flows. With the adoption of ASU 2016-09, we elected the prospective transition method for the presentation of excess tax benefits within the statement of cash flows. As such, in 2017, the excess tax benefits from stock based awards were classified along with other income tax cash flows as an operating activity in the statement of cash flows.  Gross excess tax benefits from stock‑based compensation reported as a component of financing cash flows had a negligible balance for the year ended December 31, 2016, and was $2 million in the year ended December 31, 2015.

Earnings per Share

Basic earnings per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Treasury stock is excluded from the weighted average number of shares of common stock outstanding. Diluted earnings per share attributable to common stockholders is computed based on the weighted average number of shares of common stock and dilutive securities outstanding during the period. Dilutive securities are common stock equivalents that are freely exercisable into common stock at less than market prices or otherwise dilute earnings if converted. The net effect of common stock equivalents is based on the incremental common stock that would be issued upon the assumed exercise of common stock options and the vesting of RSUs and restricted stock using the treasury stock method. Common stock equivalents are not included in diluted earnings per share when their inclusion is antidilutive. The computations of diluted earnings per share available to common stockholders exclude approximately 0.3 and 0.2 million RSUs and restricted stock for each of the years ended December 31, 2017 and 2016, respectively, and 0.2 million stock options and 0.3 million RSUs for the year ended December 31, 2015, as the effect of their inclusion would have been antidilutive to earnings per share.

The computation of weighted average common and common equivalent shares used in the calculation of basic and diluted earnings per share is as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Basic weighted average shares of common stock outstanding	124,032	100,868	57,400
Net effect of common stock equivalents assumed to be vested related to RSUs and restricted stock	1,801	864	588
Net effect of common stock equivalents assumed to be exercised related to stock options held by non-employees	—	—	1
Diluted weighted average shares of common stock outstanding	125,833	101,732	57,989

Earnings per share for the years ended December 31, 2017, 2016 and 2015 are as follows (in thousands, except per share data):

	Year Ended December 31,
	2017	2016	2015
Net income attributable to common stockholders	$174,029	$269,689	$73,557
Weighted average number of shares of common stock outstanding:
Basic	124,032	100,868	57,400
Diluted	125,833	101,732	57,989
Earnings per share attributable to common stockholders:
Basic	$1.40	$2.67	1.28
Diluted	$1.38	$2.65	1.27

Certain Risks and Concentrations

Geographic Risk

In regards to our Exchange and Rental segment, a substantial percentage of the vacation ownership resorts in the Interval Network are located in Florida, Hawaii, Las Vegas, Mexico and Southern California, while the majority of the revenue from our vacation rental management businesses is derived from vacation properties located in Hawaii.

In regards to our Vacation Ownership segment, a substantial percentage of our VOIs available for sale are located in Hawaii, Florida and Mexico, and the largest concentration of revenue derived the management of vacation ownership properties resides in Spain with regard to our VRI Europe business.

From an ILG perspective, approximately $779 million, $539 million and $235 million of 2017, 2016 and 2015 revenue, respectively, (excluding cost reimbursement revenue) was generated from travel to properties located in all of these locations, together with vacation ownership management services and sales and financing activities related to these locations.

Business Risk

ILG also depends on relationships with developers and vacation property owners, as well as third party service providers for processing certain fulfillment services. We do not consider our overall business to be dependent on any one of these resort developers, provided, that the loss of a few large developers (particularly those from which Interval receives membership renewal fees directly) could materially impact our business. The loss of several of our largest management agreements could materially impact our businesses.

ILG’s business also is subject to certain risks and concentrations including exposure to risks associated with online commerce security and credit card fraud.

Credit Risk

ILG is exposed to credit risk in relation to its portfolio of mortgage receivables associated with its vacation ownership business, as further discussed in Note 6. We offer financing to purchasers of VOIs at our Hyatt, Sheraton and Westin‑branded vacation ownership resorts and, as a result, ILG bears the risk of default on these loans. Should a purchaser default, ILG has the ability to foreclose and attempt to resell the associated VOI at its own cost to resell.

Other financial instruments that potentially subject ILG to concentration of credit risk consist primarily of cash and cash equivalents and restricted cash, which are maintained with high quality financial institutions. Financial instruments also contain secured loans that are recorded at the time of origination for the principal amount financed and are carried at amortized cost, net of any allowance for credit losses, as further discussed in Note 14.

Interest Rate Risk

ILG is exposed to interest rate risk through borrowings under our amended credit agreement which bears interest at variable rates. The interest rate on the amended credit agreement is based on (at our election) either LIBOR plus a predetermined margin that ranges from 1.25% to 2.5%, or the Base Rate as defined in the amended credit agreement plus a predetermined margin that ranges from 0.25% to 1.5%, in each case based on ILG’s total leverage ratio.

Recent Accounting Pronouncements

With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2017 that are of significance, or potential significance, to ILG based on our current operations. The following summary of recent accounting pronouncements is not intended to be an exhaustive description of the respective pronouncement.

In February 2018, the FASB issued ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” to address stakeholder concerns about the guidance in current generally accepted accounting principles (GAAP) that requires deferred tax liabilities and assets to be adjusted for the effect of a change in tax laws or rates with the effect included in income from continuing operations in the reporting period that includes the enactment date. The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. We are currently evaluating the methods and impact of adopting this new standard on our consolidated financial statements.

In January 2018, the FASB issued ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842” to address stakeholder concerns about the costs and complexity of complying with the transition provisions of the new lease requirements. The amendments in this Update provide an optional transition practical expedient to not evaluate under Topic 842 existing or expire land easements that were not previously accounted for as leases under the current leases guidance in Topic 840. We are currently evaluating the methods and impact of adopting this new standard on our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under this new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The guidance is effective prospectively for annual periods beginning on or after December 15, 2017. Early adoption is permitted. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-08, “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities”. The FASB issued this ASU to amend the amortization period for certain purchased callable debt securities held at a premium. Prior to the issuance of the ASU, GAAP excludes certain callable debt securities from consideration of early repayment of principal even if the holder is certain that the call will be exercised. As a result, upon the exercise of a call on a callable debt security held at a premium, the unamortized premium is recorded as a loss in earnings. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, “Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”. The FASB issued this ASU to clarify the scope of subtopic 610-20, which was issued in May 2014 as part of Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The effective date and transition requirements of these amendments are the same as the effective date and transition requirements of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)". We adopted this standard, as well as other clarifications and technical guidance issued by the FASB related to this new revenue standard, effective January 1, 2018. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323).” ASU 2017-03 states that a registrant should evaluate ASUs that have not yet been adopted to determine the appropriate financial statement disclosures about the potential material effects of those ASUs on the financial statements when adopted. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805),” to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses by clarifying the definition of a business. The definition of a business affects many areas of accounting including acquisition, disposals, goodwill and consolidation. This amendment covers Phase 1 of a three phase project. The update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The amendments in this update should be applied prospectively on or after the effective date. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350),” to simplify the subsequent measurement of goodwill by eliminating the second step from the goodwill impairment test. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The update is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (“ASU 2016-16”) as part of the Board’s initiative to reduce complexity in accounting standards.  This ASU eliminates an exception in ASC 740, which prohibits the immediate recognition of income tax consequences of intra-entity asset transfers other than inventory.  Under ASU 2016-16, entities will be required to recognize the immediate current and deferred income tax effects of intra-entity asset transfers, which often involve a subsidiary of a company transferring intellectual property to another subsidiary.  For public entities, the new guidance will be effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods.  This ASU’s amendments should be applied on a modified retrospective basis, recognizing the effects in retained earnings as of the beginning of the year of adoption.  Upon adoption we will record a cumulative adjustment of approximately $7 million to opening retained earnings. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326).” This ASU amends the Board’s guidance on the impairment of financial instruments. The ASU adds to GAAP an impairment model (known as the current expected credit losses model) that is based on an expected losses model rather than an incurred losses model. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of impairment models that entities use to account for debt instruments. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements as we currently apply an expected losses model against our outstanding vacation ownership mortgages receivable.

In February 2016, the FASB issued ASU 2016‑02, “Leases (Topic 842)” (“ASU 2016‑02”). ASU 2016‑02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The new guidance will be effective for public entities for annual periods beginning after December 15, 2018 and interim periods therein. Early adoption of ASU 2016‑02 as of its issuance is permitted. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. We are currently evaluating the methods and impact of adopting this new standard on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016‑01, “Financial Instruments—Overall (Subtopic 825‑10),” which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The amendments in this update are effective for fiscal years beginning after December 31, 2017, including interim periods within those fiscal years. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements.

Accounting Pronouncements Adopted in 2017

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810),” to amend the existing guidance issued with ASU 2015-02. This ASU was issued to amend the consolidation guidance on how a reporting entity, that is the single decision maker of a VIE, should treat indirect interests in the entity held through related parties that are under common control with the reporting entity, when determining whether it is the primary beneficiary of that VIE. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09 to simplify the current accounting for stock compensation. The areas for simplification in this update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. Under the new guidance, companies no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital. Instead, all excess tax benefits and tax deficiencies are recognized as income tax expense or benefit in the income statement. In accordance with this ASU, for the year ended December 31, 2017, ILG included a net benefit of $2 million within the income tax provision. In addition, with the adoption of this ASU, we elected to account for forfeitures when they occur, so therefore, effective January 1, 2017, we no longer estimate the number of awards that are expected to vest. We also elected the prospective transition method for the presentation of excess tax benefits within the statement of cash flows. As such, the excess tax benefits from stock based awards was presented as part of the operating activities within the current period consolidated statements of cash flows, and the prior period was not adjusted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, “Investments – Equity Method and Joint Ventures (Topic 323)” (“ASU 2016-07”). The amendments in this ASU require, among other items, that an equity method investor add the cost of acquiring an additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting, as well as eliminates certain other existing requirements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Adopted in 2018 with Retrospective Treatment

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230).” This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods.  The adoption of this guidance did not have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230).”  This ASU addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under existing guidance. The update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments should be applied using a retrospective transition method to each period presented. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014‑09 (otherwise known as ASC 606). The FASB and the International Accounting Standards Board (“IASB”) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS that would: (i) remove inconsistencies and weaknesses in revenue requirements; (ii) provide a more robust framework for addressing revenue issues; (iii) improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets; (iv) provide more useful information to users of financial statements through improved disclosure requirements; and (v) simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer. To meet those objectives, the FASB amended the FASB Accounting Standards Codification (“Codification”) and created a new Topic 606, Revenue from Contracts with Customers. The core principle of the guidance in ASU 2014‑09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry specific guidance throughout the Industry Topics of the Codification. Additionally, ASU 2014‑09 supersedes some cost guidance included in Subtopic 605‑35, Revenue Recognition—Construction‑Type and Production‑Type Contracts. The ASU is effective for fiscal years beginning after December 15, 2017 (and interim periods within that period).

In periods subsequent to the initial issuance of this ASU, the FASB has issued additional ASU’s clarifying items within Topic 606, as follows:

•

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which defers by one year the effective date of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.

•

In March 2016, the FASB issued ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations” (“ASU 2016-08”). The amendments in ASU 2016-08 serve to clarify the implementation guidance on principal vs. agent considerations.

•

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”). The purpose of ASU 2016-10 is to clarify two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance (while retaining the related principles for those areas).

•

In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2016-12”). The purpose of ASU 2016-12 is to address certain issues identified to improve Topic 606 by enhancing guidance on assessing collectability, presentation of sales taxes and other similar taxes collected from customers, noncash consideration and completed contracts and contract modifications at transition.

•

In December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” which amends certain aspects of the Board’s new revenue standard, ASU 2014-09. This ASU addresses thirteen specific issues pertaining to Topic 606, Revenue from Contracts with Customers.

We have adopted this standard, as well as other clarifications and technical guidance issued by the FASB related to this new revenue standard, as of January 1, 2018, using the retrospective adoption method. See Note 3 for further details.

NOTE 3—REVENUE RECOGNITION

The core principle of the guidance in ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. We recognize all revenue related to contracts with customers in accordance with ASC 606. Refer to Note 2 for additional discussion related to our accounting policies with regards to revenue recognition.

We elected to apply ASC 606, and all related ASUs, using the retrospective adoption method. Under this method, we revised our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, and applicable interim periods within those years, as if ASC 606 had been effective for those periods. The major areas of impact in applying ASC 606 include the following:

1.

earlier recognition of certain VOI sales where the transaction price was deemed collectable yet we were deferring recognition due to specific buyers’ commitment requirements under legacy GAAP (also known as buyers’ commitment deferral or BCD);

2.

gross versus net presentation changes, which did not impact profitability, such as incentives provided to customers on VOI sales (e.g., SPG points), management fees and cost reimbursements attributable to unsold VOI inventory, and administrative fees for VOI sales in certain cases;

3.	classification of certain trial vacation package sales which also did not impact profitability;
4.	capitalization of certain incremental costs to obtain a contract related to trial vacation package sales;
5.	the instances in which we can apply the percentage of completion revenue recognition method when construction of a vacation ownership project is not complete; and
6.	classification of certain payments to developers in our exchange business who are functioning as agents in the member acquisition process.

The tables below summarize the adjustments that were made to our consolidated statements of income for the years ended December 31, 2017, 2016 and 2015 and our consolidated balance sheets as of December 31, 2017 and 2016, on a line item basis (USD in millions, except per share data):

	(As reported)					(Restated)
	Year Ended December 31, 2017	Reclassification Adjustments (1)	BCD	Percentage of Completion Related	Other (2)	Year Ended December 31, 2017

Sales of vacation ownership products, net	465	(6)	5	—	—	464
Cost reimbursements	340	(14)	—	—	—	326
Total revenues	1,786	(20)	5	—	—	1,771

Cost of service and membership related sales	158	7	—	—	—	165
Cost of sales of rental and ancillary services	299	(4)	—	—	—	295
Cost reimbursements	340	(14)	—	—	—	326
Selling and marketing expense	303	(9)	1	—	(2)	293
Total operating costs and expenses	1,567	(20)	1	—	(2)	1,546

Earnings before income taxes and noncontrolling interest	197	—	4	—	2	203

Net income attributable to common stockholders	168	—	4	—	2	174

Earnings per share attributable to common stockholders:
Basic	1.36					1.40
Diluted	1.34					1.38

	(As reported)					(Restated)
	Year Ended December 31, 2016	Reclassification Adjustments (1)	BCD	Percentage of Completion Related	Other (2)	Year Ended December 31, 2016

Service and membership related	454	3	—	—	—	457
Sales of vacation ownership products, net	306	(2)	9	—	—	313
Cost reimbursements	274	(9)	—	—	—	265
Total revenues	1,356	(8)	9	—	—	1,357

Cost of service and membership related sales	118	7	—	—	—	125
Cost of vacation ownership products sales	99	—	2	—	—	101
Cost of sales of rental and ancillary services	185	(2)	—	—	—	183
Cost reimbursements	274	(9)	—	—	—	265
Selling and marketing expense	194	(5)	2	—	(2)	189
Total operating costs and expenses	1,171	(9)	4	—	(2)	1,164

Earnings before income taxes and noncontrolling interest	324	1	5	—	2	332

Income tax provision	(57)	—	(2)	—	(1)	(60)

Net income attributable to common stockholders	265	1	3	—	1	270

Earnings per share attributable to common stockholders:
Basic	2.62					2.67
Diluted	2.60					2.65

	(As reported)					(Restated)
	Year Ended December 31, 2015	Reclassification Adjustments (1)	BCD	Percentage of Completion Related	Other (2)	Year Ended December 31, 2015

Service and membership related	421	3	—	—	1	425
Sales of vacation ownership products, net	28	(1)	—	—	—	27
Cost reimbursements	152	(1)	—	—	—	151
Total revenues	697	1	—	—	1	699

Cost of service and membership related sales	100	6	—	—	—	106
Cost of sales of rental and ancillary services	41	(1)	—	—	—	40
Cost reimbursements	152	(1)	—	—	—	151
Selling and marketing expense	71	(4)	—	—	—	67
Total operating costs and expenses	569	—	—	—	—	569

Equity in earnings from unconsolidated entities	5	—	(1)	—	—	4

Earnings before income taxes and noncontrolling interest	116	1	(1)	—	1	117

Net income attributable to common stockholders	73	1	(1)	—	1	74

Earnings per share attributable to common stockholders:
Basic	1.28					1.28
Diluted	1.26					1.27

(1)	Includes impact of item numbers 2, 3 and 6 described further above.
(2)	Includes impact of item number 4 described above, and other items of lesser significance.

	(As reported)			(Restated)
	December 31, 2017	BCD	Other (3)	December 31, 2017

Vacation ownership mortgages receivable, net (current)	78	1	—	79
Vacation ownership inventory	499	(3)	—	496
Prepaid expenses	62	(2)	4	64
Other current assets	32	—	1	33
Total current assets	1,199	(4)	5	1,200
Vacation ownership mortgages receivable, net (noncurrent)	644	14	—	658
Investment in unconsolidated entities	54	1	—	55
TOTAL ASSETS	3,671	11	5	3,687

Accrued expenses and other current liabilities	217	(2)	—	215
Total current liabilities	643	(2)	—	641
Deferred income taxes	128	4	1	133
TOTAL LIABILITIES	1,967	2	1	1,970

Retained earnings	584	9	4	597
Total shareholders’ equity	1,666	9	4	1,679

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,671	11	5	3,687

	(As reported)			(Restated)
	December 31, 2016	BCD	Other (3)	December 31, 2016

Vacation ownership mortgages receivable, net (current)	87	1	—	88
Vacation ownership inventory	197	(2)	—	195
Prepaid expenses	49	2	(2)	49
Other current assets	29	—	1	30
Total current assets	746	1	(1)	746
Vacation ownership mortgages receivable, net (noncurrent)	632	10	—	642
TOTAL ASSETS	3,304	11	(1)	3,314

Accrued expenses and other current liabilities	187	(1)	—	186
Total current liabilities	519	(1)	—	518
Deferred income taxes	161	3	1	165
TOTAL LIABILITIES	1,710	2	1	1,713

Retained earnings	492	5	2	499
Total shareholders’ equity	1,567	5	2	1,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,304	7	3	3,314

(3)	Includes impact on consolidated balance sheet for all items described above, except BCD.

Disaggregation of revenue

The following table presents our consolidated income statement revenues disaggregated by type and reportable segments for the years ended December 31, 2017, 2016 and 2015 (in millions).

	For the year ended December 31, 2017
	Service and membership related	Sales of vacation ownership products	Rental and ancillary services	Consumer financing	Cost reimbursements	Total
Vacation Ownership
Resort operations revenue	$—	$—	$213	$—	$—	$213
Management fee revenue	155	—	—	—	—	155
Sales of vacation ownership products, net	—	464	—	—	—	464
Consumer financing revenue	—	—	—	89	—	89
Cost reimbursement revenue	—	—	—	—	228	228
Total Vacation Ownership revenue	155	464	213	89	228	1,149
Exchange and Rental
Transaction revenue	141	—	57	—	—	198
Membership fee revenue	143	—	—	—	—	143
Ancillary member revenue	9	—	—	—	—	9
Total member revenue	293	—	57	—	—	350
Club rental revenue	—	—	105	—	—	105
Other revenue	13	—	7	—	—	20
Rental management revenue	45	—	4	—	—	49
Cost reimbursement revenue	—	—	—	—	98	98
Total Exchange and Rental revenue	351	—	173	—	98	622
Total ILG revenue	$506	$464	$386	$89	$326	$1,771

	For the year ended December 31, 2016
	Service and membership related	Sales of vacation ownership products	Rental and ancillary services	Consumer financing	Cost reimbursements	Total
Vacation Ownership
Resort operations revenue	$—	$—	$136	$—	$—	$136
Management fee revenue	110	—	—	—	—	110
Sales of vacation ownership products, net	—	313	—	—	—	313
Consumer financing revenue	—	—	—	57	—	57
Cost reimbursement revenue	—	—	—	—	170	170
Total Vacation Ownership revenue	110	313	136	57	170	786
Exchange and Rental
Transaction revenue	139	—	59	—	—	198
Membership fee revenue	138	—	—	—	—	138
Ancillary member revenue	8	—	—	—	—	8
Total member revenue	285	—	59	—	—	344
Club rental revenue	—	—	63	—	—	63
Other revenue	18	—	3	—	—	21
Rental management revenue	44	—	4	—	—	48
Cost reimbursement revenue	—	—	—	—	95	95
Total Exchange and Rental revenue	347	—	129	—	95	571
Total ILG revenue	$457	$313	$265	$57	$265	$1,357

	For the year ended December 31, 2015
	Service and membership related	Sales of vacation ownership products	Rental and ancillary services	Consumer financing	Cost reimbursements	Total
Vacation Ownership
Resort operations revenue	$—	$—	$17	$—	$—	$17
Management fee revenue	88	—	—	—	—	88
Sales of vacation ownership products, net	—	27	—	—	—	27
Consumer financing revenue	—	—	—	5	—	5
Cost reimbursement revenue	—	—	—	—	57	57
Total Vacation Ownership revenue	88	27	17	5	57	194
Exchange and Rental
Transaction revenue	136	—	57	—	—	193
Membership fee revenue	129	—	—	—	—	129
Ancillary member revenue	8	—	—	—	—	8
Total member revenue	273	—	57	—	—	330
Club rental revenue	—	—	9	—	—	9
Other revenue	19	—	3	—	—	22
Rental management revenue	45	—	5	—	—	50
Cost reimbursement revenue	—	—	—	—	94	94
Total Exchange and Rental revenue	337	—	74	—	94	505
Total ILG revenue	$425	$27	$91	$5	$151	$699

Contract balances

The following table provides information about receivables, contracts assets, and contract liabilities from our contracts with customers (in millions):

	December 31,	December 31,
	2017	2016
Accounts receivable, net of allowance for doubtful accounts	$121	$97
Vacation ownership mortgages receivable, net of allowance	$737	$730
Contract liabilities(1)	$232	$235

(1)   Of this amount, $109 million of revenue recognized in the year ended December 31, 2017 was included in the contract liabilities balance as of December 31, 2016.

Receivables as of December 31, 2017 and 2016 include amounts related to our contractual right to consideration for completed performance obligations, and are realized when the associated cash is received. Amounts related to our contract assets, aside from those in table above, as of December 31, 2017 and 2016, are negligible and there have been no associated impairment losses. Contract liabilities include payments received in advance of performance under the contract and are realized with the associated revenue recognized under the contract.

Costs to Obtain or Fulfill a Contract

The ending asset balance related to costs to obtain a contract as of December 31, 2017 and 2016 were $19 million and $20 million, respectively, and total amortization was $8 million for the year ended December 31, 2017. There were no associated impairment losses.

We apply a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less.

We capitalize certain costs incurred to fulfill our contracts with customers, which primarily consists of membership fulfillment and member resort directory costs for active members. Membership fulfillment costs are amortized over the applicable membership term, and costs associated with directories are amortized over the period of benefit.

The ending asset balance for fulfillment costs as of December 31, 2017 and 2016 were $5 million and $4 million, respectively, and total amortization was $4 million for the year ended December 31, 2017. There were no associated impairment losses.

Refer to Note 2 for related accounting policy on costs to obtain or fulfill a contract.

NOTE 4—BUSINESS COMBINATION

On May 11, 2016, we completed the acquisition of Vistana from wholly‑owned subsidiaries of Starwood as discussed in Note 1. As part of the acquisition, ILG acquired 100% of the voting equity interests of Vistana and issued approximately 72.4 million shares of ILG common stock to the holders who received Vistana common stock in the spin-off. These shares were valued at $1 billion based on ILG’s closing stock price of $14.24 on May 11, 2016.

The Vistana acquisition is recorded on our consolidated balance sheet as of May 11, 2016 based upon estimated fair values as of such date. The results of operations related to this business are included in our consolidated statements of income beginning on May 12, 2016 and within our Exchange and Rental and Vacation Ownership segments for segment reporting purposes on the basis of its respective business activities.

Purchase Price Allocation (PPA)

The following table presents the final allocation of total purchase price consideration to the assets acquired and liabilities assumed, based on their estimated fair values as of their respective acquisition dates (in millions):

	Preliminary PPA	Adjustments to PPA(3)	Final PPA(4)
Cash	$45	$—	$45
Vacation ownership inventory	221	7	228
Vacation ownership mortgages receivable	712	(19)	693
Other current assets	143	3	146
Intangibles	241	(3)	238
Property plant and equipment	465	(10)	455
Other non-current assets	24	(9)	15
Deferred revenue	(60)	(4)	(64)
Securitized debt	(154)	—	(154)
Other current liabilities(2)	(187)	11	(176)
Other non-current liabilities	(98)	(2)	(100)
Gain on bargain purchase(1)	(197)	32	(165)
Net assets acquired	$1,155	$6	$1,161

(1)

Gain on bargain purchase represents the excess of the fair value of the net tangible and intangible assets acquired over the purchase price. This gain of $165 million is presented within Other income (expense), net, in our consolidated statement of income in two periods: (i) $163 million for the year ended December 31, 2016 and (ii) $2 million for the year ended December 31, 2017. The existence of a gain on bargain purchase pertaining to this transaction is principally related to the decrease in our stock price leading up to the acquisition date.

(2)	Includes a $24 million accrual pertaining to a dividend declared by a subsidiary of Vistana to Starwood prior to our acquisition date which was settled subsequent to the acquisition closing.
(3)

Represents adjustments to the preliminary purchase price allocation first presented in our June 30, 2016 Form 10-Q, including our reassessment of assets acquired and liabilities assumed, with respect to finalizing our purchase price allocation for this acquisition. The larger adjustments primarily pertained to refinements of certain estimates related to the valuation of our mortgages receivable and vacation ownership inventory based on additional information, adjustments to tax-related accounts as new information became available, and certain other reclasses between line items.

(4)	Measurement period was closed as of December 31, 2016 for all balance sheet items except those that are tax related for which the measurement period closed on May 11, 2017.

The purchase price allocated to the fair value of identifiable intangible assets associated with the Vistana acquisition is as follows (in millions):

	Fair Value	Useful Life (years)

Resort management contracts	$118	26
Customer relationships	119	25
Other	1	< 1
Total	$238

In connection with the Vistana acquisition we recorded identifiable intangible assets of $238 million, all of which were definite-lived intangible assets, related to Vistana’s membership base in their Vistana Signature Network (described in table above as customer relationships) and their resort management contracts.

The valuation of the assets acquired and liabilities assumed in connection with this acquisition was based on fair values at the acquisition date. The assets purchased and liabilities assumed for the Vistana acquisition have been reflected in the accompanying consolidated balance sheets. The measurement period was closed as of December 31, 2016 for all balance sheet items except those that are tax-related for which the measurement period was closed May 11, 2017.

Results of operations

Related to the Vistana acquisition, revenue of $1.1 billion and $656 million was recognized in our consolidated statement of income for the years ended December 31, 2017 and 2016, respectively. Additionally, net income of $128 million and $50 million was recognized in our consolidated statement of income for the years ended December 31, 2017 and 2016, respectively.

Pro forma financial information (unaudited)

The following unaudited pro forma financial information presents the consolidated results of ILG and Vistana as if the acquisition had occurred on January 1, 2015, the beginning of the last full fiscal year prior to the May 11, 2016 acquisition date. The pro forma results presented below for the years ended December 31, 2017, 2016 and 2015 are based on the historical financial statements of ILG and Vistana (where applicable), adjusted to reflect the purchase method of accounting, with ILG as accounting acquirer. The pro forma information is not necessarily indicative of the consolidated results of operations that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. It does not reflect cost savings expected to be realized from the elimination of certain expenses and from synergies expected to be created or the costs to achieve such cost savings or synergies, if any. Income taxes do not reflect the amounts that would have resulted had ILG and Vistana filed consolidated income tax returns during the pre-acquisition periods presented. The 2017, 2016 and 2015 periods have been adjusted to eliminate the respective adjustments recorded to our pre-tax gain on bargain purchase for purposes of this pro forma presentation. This adjustment was tax-effected at an estimated effective tax rate of 13.2%, 35.0% and 37.2% for 2017, 2016 and 2015, respectively.

	Year Ended December 31,
(In millions, except per share data)	2017	2016	2015
Revenue	$1,770	$1,734	$1,594
Net income attributable to common stockholders	$172	$131	$311
Earnings per share:
Basic	$1.39	$1.03	$2.40
Diluted	$1.37	$1.02	$2.39

Other

On April 1, 2017, ILG gained the ability to appoint the majority of the board of Great Destinations Inc., a fee-for-service, real-estate brokerage firm that specializes in reselling resort timeshare properties on behalf of independent homeowners’ associations of which we own 50% of the equity, thereby acquiring control of the joint venture.

Consequently, we consolidated the business into our consolidated financial statements as of the date control was obtained. In connection with the step-acquisition of this investment we recorded goodwill of $4 million. The valuation of the assets acquired and liabilities assumed in connection with this event was based on fair values at April 1, 2017. No other intangible assets apart from goodwill were established. The measurement period pertaining to this acquisition is deemed closed as of September 30, 2017.

NOTE 5—RESTRICTED CASH

Restricted cash consists of the following (in millions):

	December 31,	December 31,
	2017	2016
Escrow deposits on vacation ownership products	$70	$67
HOAs	137	—
Securitization VIEs	20	34
Other	3	17
Total restricted cash	$230	$118

Restricted cash associated with escrow deposits on vacation ownership products represents amounts that are held in escrow until statutory requirements for release are satisfied, at which time that cash is no longer restricted. Restricted cash of securitization VIEs represents cash held in accounts related to vacation ownership mortgages receivable securitizations, which is generally used to pay down securitized vacation ownership debt in the period following the quarter in which the cash is received.

HOAs restricted cash predominantly pertains to maintenance fees collected from their respective owners which are designated for resort operations and HOA specific uses, such as reserves, and not freely available for immediate or general business use at ILG’s discretion.

NOTE 6—VACATION OWNERSHIP MORTGAGES RECEIVABLE

Vacation ownership mortgages receivable is comprised of various mortgage loans related to our financing of vacation ownership interval sales. As part of our acquisitions of HVO and Vistana, we acquired existing portfolios of vacation ownership mortgages receivable. These loans are accounted for using the expected cash flows method of recognizing discount accretion based on the acquired loans’ expected cash flows pursuant to ASC 310-30, “Loans acquired with deteriorated credit quality.” At acquisition, we recorded these acquired loans at fair value, including a credit discount or premium, as applicable, which is accreted as an adjustment to yield over the loans’ estimated life. Originated loans as of December 31, 2017 and 2016 represent vacation ownership mortgages receivable originated by ILG, or more specifically our Vacation Ownership segment, subsequent to the acquisitions of HVO and Vistana on October 1, 2014 and May 11, 2016, respectively.

Vacation ownership mortgages receivable carrying amounts as of December 31, 2017 and 2016 were as follows (in millions):

	December 31,			December 31,
	2017			2016
	Securitized	Unsecuritized(2)	Total	Securitized	Unsecuritized(2)	Total
Acquired vacation ownership mortgages receivable(1)	$345	$38	$383	$419	$127	$546
Originated vacation ownership mortgages receivable(1)	251	163	414	11	195	206
Less: allowance for impairment on acquired loans	(4)	(1)	(5)	—	—	—
Less: allowance for losses on originated loans	(33)	(22)	(55)	(1)	(21)	(22)
Net vacation ownership mortgages receivable	$559	$178	$737	$429	$301	$730

(1)	At various interest rates with varying payment terms through 2032 for acquired receivables and for originated receivables.
(2)

As of December 31, 2017, $9 million of unsecuritized vacation ownership receivables were not eligible for securitization. During the year ended December 31, 2017, approximately $19 million of unsecuritized receivables as of December 31, 2016 were moved into the 2016 securitized pool, thereby releasing the same amount from restricted cash. The remaining change in the unsecuritized balance between year-end 2016 and 2017 pertains to the 2017 securitization described in Note 14.

The fair value of our acquired loans as of the respective acquisition dates was determined by use of a discounted cash flow approach which calculates a present value of expected future cash flows based on scheduled principal and interest payments over the term of the respective loans, while considering anticipated defaults and early repayments determined based on historical experience. Consequently, the fair value of these acquired loans recorded on our consolidated balance sheet as of the acquisition date includes an estimate for future loan losses which becomes the historical cost basis for that existing portfolio going forward. As of December 31, 2017 and 2016, the contractual outstanding balance of the acquired loans, which represents contractually-owed future principal amounts, was $296 million and $466 million, respectively.

The table below (in millions) presents a rollforward from December 31, 2015 of the accretable yield (interest income) expected to be earned related to our acquired loans, as well as the amount of non-accretable difference at the end of the period. Nonaccretable difference represents estimated contractually required payments in excess of estimated cash flows expected to be collected. The accretable yield represents the excess of estimated cash flows expected to be collected over the carrying amount of the acquired loans.

	Year Ended	Year Ended
Accretable Yield	December 31, 2017	December 31, 2016
Balance, beginning of period	$156	$12
Vistana acquired accretable yield	—	205
Accretion	(53)	(49)
Reclassification from nonaccretable difference	(4)	(12)
Balance, end of period	$99	$156
Nonaccretable difference, end of period balance	$31	$35

The accretable yield is recognized into interest income (within consolidated revenue) over the estimated life of the acquired loans using the level yield method. The accretable yield may change in future periods due to changes in the anticipated remaining life of the acquired loans, which may alter the amount of future interest income expected to be collected, and changes in expected future principal and interest cash collections which impacts the nonaccretable difference.

Vacation ownership mortgages receivable as of December 31, 2017 are scheduled to mature as follows (in millions):

	Vacation Ownership Mortgages Receivable
	Acquired		Originated
Twelve month period ending December 31,	Securitized Loans	Unsecuritized Loans	Securitized Loans	Unsecuritized Loans	Total
2018	$38	$4	$16	$14	$72
2019	37	3	17	10	67
2020	37	3	19	11	70
2021	35	3	21	12	71
2022	32	3	24	13	72
2023 and thereafter	89	12	154	103	358
Total	268	28	251	163	710
Plus: net premium on acquired loans(1)	77	10	—	—	87
Less: allowance for impairment on acquired loans	(4)	(1)	—	—	(5)
Less: allowance for losses on originated loans	—	—	(33)	(22)	(55)
Net vacation ownership mortgages receivable	$341	$37	$218	$141	$737
Weighted average stated interest rate as of December 31, 2017	13.3%		13.4%
Range of stated interest rates as of December 31, 2017	8.00% to 15.90%		9.90% to 15.90%

(1)

The difference between the contractual principal amount of acquired loans of $296 million and the net carrying amount of $378 million as of December 31, 2017 is related to the application of ASC 310-30.

Collectability

We assess our vacation ownership mortgages receivable portfolio of loans for collectability on an aggregate basis. Estimates of uncollectability pertaining to our originated loans are recorded as provisions in the vacation ownership mortgages receivable allowance for loan losses. For originated loans, we record an estimate of uncollectability as a reduction of sales of vacation ownership products in the accompanying consolidated statements of income at the time revenue is recognized on a vacation ownership product sale. We evaluate our originated loan portfolio collectively as it is comprised of homogeneous, smaller-balance, vacation ownership mortgages receivable. We use a technique referred to as static pool analysis, which tracks uncollectibles over the entire life of those mortgages receivable, as the basis for determining our general reserve requirements on our vacation ownership mortgages receivable. The adequacy of the related allowance is determined by management through analysis of several factors, such as current economic conditions and industry trends, as well as the specific risk characteristics of the portfolio, including defaults, aging, and historical write-offs of these receivables. The allowance is maintained at a level deemed adequate by management based on a periodic analysis of the mortgage portfolio. As of December 31, 2017, allowance for loan losses of $55 million for uncollectability was recorded against our vacation ownership mortgages receivable for estimated losses related solely to our originated loans. Our allowance for loan losses as of December 31, 2016 was $22 million; the change in 2017 principally pertains to additional loan loss provision recorded against sales of vacation ownership products on our consolidated income statement during the year, consistent with a comparatively larger outstanding originated receivables balance.

Our acquired loans are remeasured at period end based on expected future cash flows which uses an estimated measure of anticipated defaults. We consider the allowance for loan losses on our originated loans and estimates of defaults used in the remeasurements of our acquired loans to be adequate and based on the economic environment and our assessment of the future collectability of the outstanding loans.

We use the origination of the notes by brand (Hyatt, Sheraton, Westin, and other) and the FICO scores of the buyers as the primary credit quality indicators to calculate the allowance for loan losses for our originated vacation ownership mortgages receivable, as we believe there is a relationship between the default behavior of borrowers and the brand associated with the vacation ownership property they have acquired, supplemented by the FICO scores of the buyers. In addition to quantitatively calculating the allowance based on our static pool analysis, we supplement the process by evaluating certain qualitative data, including the aging of the respective receivables, current default trends by brand and origination year and various macroeconomic indicators.

At December 31, 2017, the weighted average FICO score within our consolidated loan pools was 713 based upon the outstanding loan balance at time of origination. The average estimated rate for all future defaults for our consolidated outstanding pool of loans as of December 31, 2017 was 10.9%.

Balances of our vacation ownership mortgages receivable by brand and by FICO score (at time of loan origination) were as follows (in millions):

	As of December 31, 2017
	700+	600-699	<600	No Score(1)	Total
Westin	$203	$96	$4	$30	$333
Sheraton	175	154	15	67	411
Hyatt	22	14	2	1	39
Other	5	1	—	3	9
Vacation ownership mortgages receivable, gross	$405	$265	$21	$101	$792

(1)	Mortgages receivable with no FICO score primarily relate to non-U.S. resident borrowers.

On an ongoing basis, we monitor credit quality of our vacation ownership mortgages receivable portfolio based on payment activity as follows:

•	Current—The consumer’s note is in good standing as payments and reporting are current per the terms contractually stipulated in the agreement.
•	Delinquent—We consider a vacation ownership mortgage receivable to be delinquent based on the contractual terms of each individual financing agreement.
•

Non‑performing—Our vacation ownership mortgages receivable are generally considered non‑performing if interest or principal is more than 30 days past due. All non‑performing loans are placed on non‑accrual status and we do not resume interest accrual until the receivable becomes contractually current. We apply payments we receive for vacation ownership notes receivable on non‑performing status first to interest, then to principal, and any remainder to fees.

In the event of a default, we generally have the right to recover the mortgaged VOIs and consider loans to be in default upon reaching 120 days outstanding. Our aged analysis of delinquent vacation ownership mortgages receivable and the gross balance of vacation ownership mortgages receivable greater than 120 days past‑due as of December 31, 2017 and December 31, 2016 for our originated loans are as follows (in millions):

			Delinquent			Defaulted(1)
	Receivables	Current	30-59 Days	60-89 Days	90-119 Days	≥120	Total Delinquent & Defaulted
Originated Loans
December 31, 2017	$414	$394	$6	$5	$3	$6	$20
December 31, 2016	$206	$201	$2	$1	$1	$1	$5

(1)	Mortgages receivable equal to or greater than 120 days are considered defaulted and have been fully reserved in our allowance of loan losses for originated loans.

NOTE 7—VACATION OWNERSHIP INVENTORY

Our inventory consists of completed unsold vacation ownership interests, with an operating cycle that generally exceeds twelve months, and vacation ownership projects under construction. On our consolidated balance sheet, completed unsold vacation ownership interests are presented as a current asset, while vacation ownership projects under construction are presented as a non-current asset given this inventory is in the development stage of its operating cycle.

As of December 31, 2017 and 2016, vacation ownership inventory is comprised of the following (in millions):

	December 31,	December 31,
	2017	2016
Completed unsold vacation ownership interests (current asset)	$492	$195
Vacation ownership projects construction in process (non-current asset)	60	189
Other	4	—
Total vacation ownership inventory	$556	$384

The increase in inventory as of December 31, 2017 from December 31, 2016 largely pertains to our ongoing development activities, in particular related to The Westin Los Cabos Resort Villas & Spa, The Westin Nanea Ocean Villas, The Westin Desert Willow, The Westin Resort & Spa, Cancun, and the Sheraton Steamboat Resort Villas, among other resorts to a lesser extent. This increase was partly offset by sales of VOI and the inventory impairment described below.

Impairment event

In September 2017, Hurricanes Irma and Maria affected several Vistana and HVO resorts and sales centers. In particular, resorts in Florida, the U.S. Virgin Islands, and Puerto Rico were in the path of these storms. As a consequence of these weather events, we recorded an estimated vacation ownership inventory impairment charge of $15 million in the period pertaining to our St. John resort, of which $10 million is offset by expected insurance proceeds deemed probable of collection. See Note 22 for more information on our insurance receivable related to this event.

This impairment charge and related expected insurance recovery pertains to our Vacation Ownership segment and are presented within general and administrative expenses in our consolidated income statement for the year-ended December 31, 2017. We used an income approach with Level 3 inputs as our valuation method to estimate the fair value of the related vacation ownership inventory. The estimates used in this valuation are subject to refinement as additional information becomes available with regard to repairs and reconstruction plans for this resort. Our Puerto Rico resort is predominantly sold-out and, consequently, our unsold vacation ownership inventory balance is inconsequential.

NOTE 8—INVESTMENTS IN UNCONSOLIDATED ENTITIES

Our investments in unconsolidated entities, recorded under the equity method of accounting in accordance with guidance in ASC 323, “Investments—Equity Method and Joint Ventures,” primarily consists of an ownership interest in Maui Timeshare Venture, LLC, a joint venture to develop and operate a Hyatt branded vacation ownership resort in Hawaii, and Vistana’s Harborside at Atlantis joint venture which performs sales, marketing and management services for a vacation ownership resort in the Bahamas. Our equity income from investments in unconsolidated entities, recorded in equity in earnings from unconsolidated entities in the accompanying consolidated statement of income, was $5 million for the year-ended December 31, 2016 and $4 million for each of the years ended December 31, 2017 and 2015.

Our ownership percentages of the Maui Timeshare Venture and Harborside investments are 33% and 50%, respectively, and ownership percentage of the other investments is 25%. The carrying value of our investments in unconsolidated entities as of December 31, 2017 and 2016 were as follows (in millions):

	December 31,	December 31,
	2017	2016
Maui Timeshare Venture, LLC	$43	$42
Harborside at Atlantis	11	12
Other	1	5
Total	$55	$59

The change in Other investments from December 31, 2016 in the table above reflects the consolidation of our Great Destinations joint venture, as further discussed in Note 4.

NOTE 9—PROPERTY AND EQUIPMENT

Property and equipment, net is as follows (in millions):

	December 31,	December 31,
	2017	2016
Computer equipment	$43	$38
Capitalized software (including internally developed software)	177	150
Land, buildings and leasehold improvements	431	368
Land held for development	56	56
Furniture, fixtures and other equipment	72	52
Construction projects in progress	20	47
Other projects in progress	40	37
Total property and equipment	839	748
Less: accumulated depreciation and amortization	(223)	(168)
Total property and equipment, net	$616	$580

The increase in property and equipment as of December 31, 2017 from December 31, 2016 is in large part attributable to our development activities pertaining to assets primarily used to support marketing and sales activities and resort operations at the following resorts:

•	Sheraton Kauai Resort,
•	Westin Los Cabos Resort Villas & Spa
•	Westin Nanea Ocean Villas
•	Westin Resort & Spa, Cancun

The increase to property and equipment was partly offset by transfers to inventory (non-current) related to the conversion activities at Sheraton Steamboat Resort Villas and The Westin Resort and Spa, Cancun, as well as a $11 million disposal of long-lived assets attributable to our Westin resort in St. John due to the weather events discussed in Note 7. This disposal pertains to our Vacation Ownership segment and was fully offset by expected insurance proceeds deemed probable of collection.

Additionally, our categorization of property and equipment as of December 31, 2016 presented in the table above contains certain recategorizations for purposes of consistency; specifically, amounts were recategorized from furniture, fixtures and other equipment to other classifications.

NOTE 10—GOODWILL AND OTHER INTANGIBLE ASSETS

Pursuant to FASB guidance as codified within ASC 350, “Intangibles—Goodwill and Other,” goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date.

ILG is comprised of two operating and reportable segments: Vacation Ownership and Exchange and Rental, each of which contain two reporting units as follows:

OPERATING SEGMENTS
Vacation Ownership	Exchange and Rental
VO management reporting unit	Exchange reporting unit
VO sales and financing reporting unit	Rental reporting unit

The following tables present the balance of goodwill by reporting unit, including the changes in carrying amount of goodwill, for the years ended December 31, 2017 and 2016 (in millions):

				Foreign
	Balance as of			Currency	Goodwill	Balance as of
	January 1, 2017	Additions	Deductions	Translation	Impairment	December 31, 2017
VO management	$35	$—	$—	$2	$—	$37
VO sales and financing	7	4	—	—	—	11
Exchange	496	—	—	—	—	496
Rental	20	—	—	—	—	20
Total	$558	$4	$—	$2	$—	$564

				Foreign
	Balance as of			Currency	Goodwill	Balance as of
	January 1, 2016	Additions	Deductions	Translation	Impairment	December 31, 2016
VO management	$38	$—	$—	$(3)	$—	$35
VO sales and financing	7	—	—	—	—	7
Exchange	496	—	—	—	—	496
Rental	20	—	—	—	—	20
Total	$561	$—	$—	$(3)	$—	$558

The $6 million increase in our goodwill balance as of December 31, 2017 from December 31, 2016 consists of $4 million of additional goodwill recorded as part of the consolidation of our Great Destinations joint venture, as further discussed in Note 4, and $2 million related to foreign currency translation of goodwill carried on the books of an ILG entity whose functional currency is not the US dollar.

Goodwill Impairment Tests

ILG tests goodwill and other indefinite‑lived intangible assets for impairment annually as of October 1, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Goodwill is tested for impairment based on either a qualitative assessment or a two‑step impairment test, as more fully described in Note 2. When performing the two‑step impairment test, if the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded.

As of October 1, 2017, we assessed the carrying value of goodwill and other intangible assets of each of our four reporting units pursuant to the two-step impairment approach. Goodwill assigned to VO Sales and Financing, VO Management, Exchange, and Rental, our reporting units as of that date, was $11 million, $37 million, $496 million and $20 million, respectively. The first step of the impairment test concluded the carrying value of our reporting units did not exceed its fair value; consequently, the second step of the impairment test was not necessary and goodwill was not determined to be impaired.

As of October 1, 2016, we assessed the carrying value of goodwill and other intangible assets of each of our four reporting units pursuant to the two-step impairment approach. Goodwill assigned to VO Sales and Financing, VO Management, Exchange and Rental, our reporting units as of that date, was $7 million, $36 million, $496 million and $20 million, respectively. The first step of the impairment test concluded the carrying value of our reporting units did not exceed its fair value; consequently, the second step of the impairment test was not necessary and goodwill was not determined to be impaired.

Accumulated historical goodwill impairment losses as of January 1, 2016 were $34 million which related to components within our Rental reporting unit. There have been no accumulated historical impairments of goodwill for any of our other reporting units through December 31, 2017.

Other Intangible Assets

As of October 1, 2017 and 2016, we performed a full impairment test on our indefinite-lived intangible assets which was comprised of calculating the fair value of these intangible assets and comparing such against their carrying amount and concluded no impairment was present.

The balance of other intangible assets, net for the years ended December 31, 2017 and 2016 is as follows (in millions):

	December 31,	December 31,
	2017	2016
Intangible assets with indefinite lives	$120	$114
Intangible assets with definite lives, net	320	339
Total intangible assets, net	$440	$453

The $6 million increase in our indefinite‑lived intangible assets during the year ended December 31, 2017 pertains to associated foreign currency translation of intangible assets carried on the books of an ILG entity whose functional currency is not the US dollar.

At December 31, 2017 and 2016, intangible assets with indefinite lives relate to the following (in millions):

	December 31,	December 31,
	2017	2016
Resort management contracts	$76	$70
Trade names and trademarks	44	44
Total	$120	$114

At December 31, 2017, intangible assets with definite lives relate to the following (in millions):

	Cost	Accumulated Amortization	Net	Weighted Average Remaining Amortization Life (Years)
Customer relationships	$287	$(143)	$144	22
Purchase agreements	76	(76)	—	—
Resort management contracts	246	(71)	175	20
Technology	25	(25)	—	—
Other	23	(22)	1	—
Total	$657	$(337)	$320	21

At December 31, 2016, intangible assets with definite lives relate to the following (in millions):

	Cost	Accumulated Amortization	Net	Weighted Average Remaining Amortization Life (Years)
Customer relationships	$287	$(137)	$150	23
Purchase agreements	76	(76)	—	—
Resort management contracts	245	(58)	187	21
Technology	25	(25)	—	—
Other	23	(21)	2	2
Total	$656	$(317)	$339	22

In accordance with our policy on the recoverability of long‑lived assets, we review the carrying value of all long‑lived assets, primarily property and equipment and definite‑lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of a long‑lived asset (asset group) may be impaired. For the years ended December 31, 2017 and 2016, we did not identify any events or changes in circumstances indicating that the carrying value of a long lived asset (or asset group) may be impaired; accordingly, a recoverability test was not warranted.

Amortization of intangible assets with definite lives is primarily computed on a straight‑line basis. Total amortization expense for intangible assets with definite lives was $20 million, $19 million and $14 million for the years ended December 31, 2017, 2016 and 2015, respectively. Based on the December 31, 2017 balances, amortization expense for the next five years and thereafter is estimated to be as follows (in millions):

Twelve month period ending December 31,
2018	$19
2019	19
2020	19
2021	17
2022	15
2023 and thereafter	231
$320

NOTE 11—CONSOLIDATED VARIABLE INTEREST ENTITIES

We have variable interests in the entities associated with Vistana’s three outstanding securitization transactions. As these securitizations consist of similar, homogenous loans, they have been aggregated for disclosure purposes. We applied the variable interest model and determined we are the primary beneficiary of these VIEs and, accordingly, these VIEs are consolidated in our results. In making that determination, we evaluated the activities that significantly impact the economics of the VIEs, including the management of the securitized vacation ownership mortgages receivable and any related non-performing loans. We are the servicer of the securitized vacation ownership mortgages receivable. We also have the option, subject to certain limitations, to repurchase or replace vacation ownership mortgages receivable that are in default at their outstanding principal amounts. Historically, Vistana has been able to resell the vacation ownership products underlying the vacation ownership mortgages repurchased or replaced under these provisions without incurring significant losses. We also hold the risk of potential loss (or gain), as we are the last to be paid out by proceeds of the VIEs under the terms of the agreements. As such, we hold both the power to direct the activities of the VIEs and obligation to absorb the losses (or benefits) from the VIEs.

The securitization agreements are without recourse to us, except for breaches of representations and warranties with material adverse effect to the holders. We have the right to substitute loans for, or repurchase, defaulted loans at our option, subject to certain limitations. Based on industry practice and our past practices, we currently expect that we will exercise this option.

The following table shows assets which are collateral for the related obligations of the variable interest entities, included in our consolidated balance sheets (in millions):

	Vacation Ownership Notes Receivable Securitization (1)
	December 31,	December 31,
	2017	2016
Assets
Restricted cash	$20	$34
Interest receivable	4	3
Vacation ownership mortgages receivable, net	559	429
Total	$583	$466

Liabilities
Interest payable	$1	$1
Securitized debt	575	430
Total	$576	$431

(1)	The creditors of these entities do not have general recourse to us.

Upon transfer of vacation ownership mortgages receivable, net to the VIEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the VIE creditors. The VIEs utilize trusts which have ownership of cash balances that also have restrictions, the amounts of which are reported in our restricted cash. Our interests in trust assets are subordinate to the interests of third-party investors and, as such, may not be realized by us if needed to absorb deficiencies in cash flows that are allocated to the investors in the trusts' debt. Unless we exceed certain triggers related to default levels and collateralization of the securitized pool, we are contractually entitled to receive the excess cash flows (spread between the collections on the mortgages and payment of third party obligations and debt service on the trusts’ debt defined in the securitization agreements) from the VIEs. Such activity totaled $50 million from December 31, 2016 through December 31, 2017.

The net cash flows generated by the VO mortgages receivable in the VIEs are used to repay our securitized debt from VIEs and, excluding any restricted cash balances, are reflected in the operating activities section of our consolidated statements of cash flows. Proceeds and repayments pertaining to our securitized debt from VIEs is reflected in the financing activities section of our consolidated statements of cash flows. Refer to Note 14 for additional discussion on our securitized debt from VIEs.

NOTE 12—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table summarizes the general components of accrued expenses and other current liabilities (in millions):

	December 31,	December 31,
	2017	2016
General accrued expenses	$84	$62
Accrued other taxes	19	13
Customer deposits	74	70
Accrued membership-related costs	17	18
Accrued construction costs	15	16
Member deposits	6	7
Accrued expenses and other current liabilities	$215	$186

NOTE 13—DEFERRED REVENUE

The following table summarized the general components of deferred revenue (in millions):

	December 31,	December 31,
	2017	2016
Deferred membership-related revenue	$152	$157
HOAs	76	—
Other	10	9
Total	$238	$166

Deferred membership-related revenue primarily relates to membership fees from our Exchange and Rental segment, which are deferred and recognized over the terms of the applicable memberships, typically ranging from one to five years, on a straight-line basis. HOAs deferred revenue predominantly pertains to maintenance fees collected from their respective owners which are earned over the applicable maintenance period.

Other deferred revenue pertains primarily to annual maintenance fees collected in our European VO management business which are not yet earned and other items.

NOTE 14—SECURITIZED VACATION OWNERSHIP DEBT

As discussed in Note 11, the VIEs associated with the securitization of our VOI mortgages receivable are consolidated in our financial statements. Securitized vacation ownership debt consisted of the following (in millions):

	December 31,	December 31,
	2017	2016
2011 securitization, interest rates ranging from 3.67% to 4.82%, maturing 2026	$—	$44
2012 securitization, interest rates ranging from 2.00% to 2.76%, maturing 2023	33	46
2016 securitization, interest rates ranging from 2.54% to 2.74%, maturing 2026	244	345
2017 securitization, interest rates ranging from 2.33% to 2.93%, maturing 2029	305	—
Unamortized debt issuance costs (2016 & 2017 securitization)	(7)	(5)
Total securitized vacation ownership debt, net of debt issuance costs	$575	$430

On September 22, 2017, we completed a term securitization transaction involving the issuance of $325 million of asset-backed notes. An indirect wholly-owned subsidiary of Vistana issued $240 million of Class A notes, $59 million of Class B notes and $26 million of Class C notes. The notes are backed by vacation ownership loans and have coupons of 2.33%, 2.63% and 2.93%, respectively, for an overall weighted average coupon of 2.43%. The advance rate for this transaction was approximately 97%.

Of the $325 million in proceeds from the transaction, approximately $65 million was held in escrow to purchase additional vacation ownership loans, including the redemption of the outstanding balance on Vistana’s 2011 securitization completed in December 2017. The remainder of the proceeds were used to pay down a portion of the borrowings outstanding under our $600 million revolving credit facility, pay transaction expenses, fund required reserves  and for general corporate purposes.

On September 20, 2016, we completed a term securitization transaction involving the issuance of $375 million of asset-backed notes. An indirect wholly-owned subsidiary of Vistana issued $346 million of Class A notes and $29 million of Class B notes. The notes are backed by vacation ownership loans and have coupons of 2.54% and 2.74%, respectively, for an overall weighted average coupon of 2.56%. The advance rate for this transaction was approximately 96.5%.

Of the $375 million in proceeds from the transaction, approximately $33 million was used to repay the outstanding balance on Vistana’s 2010 securitization and the remainder was used to pay down a portion of the borrowings outstanding under our $600 million revolving credit facility, pay transaction expenses, fund required reserves and for general corporate purposes. In the first quarter of 2017, the VIE purchased approximately $19 million of loans, allowing for the release of the proceeds held in escrow as of December 31, 2016.

During the years ended December 31, 2017 and 2016, interest expense associated with securitized vacation ownership debt totaled $12 million and $5 million, respectively, and is reflected within consumer financing expenses in our accompanying consolidated statements of income. The securitized debt is non-recourse with no contractual minimum repayment amounts throughout its term. The amount of each principal payment is contingent on the cash flows from the underlying vacation ownership notes in a given period. Refer to Note 6 for the stated maturities of our securitized vacation ownership notes receivable, which provide an indication of the potential repayment pattern before the impact of any prepayments or defaults.

As of December 31, 2017 and 2016, total unamortized debt issuance costs pertaining to the 2016 and 2017 securitizations were $7 million and $5 million, respectively, which is presented as a reduction of securitized debt from VIEs in the accompanying consolidated balance sheets. Unamortized debt issuance costs pertaining to our securitized debt are amortized to interest expense using the effective interest method through the estimated life of the respective debt instruments.

NOTE 15—LONG-TERM DEBT

Long‑term debt is as follows (in millions):

	December 31,	December 31,
	2017	2016
Revolving credit facility (interest rate of 3.10% at December 31, 2017 and of 2.27% at December 31, 2016)	$220	$240
5.625% senior notes	350	350
Unamortized debt issuance costs (revolving credit facility)	(3)	(4)
Unamortized debt issuance costs (senior notes)	(5)	(6)
Total long-term debt, net of debt issuance costs	$562	$580

Credit Facility

On April 10, 2015, we entered into a third amendment to the amended credit agreement which changed the leverage‑based financial covenant from a maximum consolidated total leverage to EBITDA ratio of 3.5 to 1.0 to a maximum consolidated secured leverage to EBITDA ratio of 3.25 to 1.0. In addition, the amendment added an incurrence test requiring a maximum consolidated total leverage to EBITDA ratio of 4.5 to 1.0 on a pro forma basis in certain circumstances in which we make acquisitions or investments, incur additional indebtedness or make restricted payments. Also, the amendment added an additional pricing level to the pricing grid for when the consolidated leverage to EBITDA ratio equals or exceeds 3.5 to 1.0. This pricing level is either LIBOR plus 2.5% or the base rate plus 1.5% and requires a commitment fee on undrawn amounts of 0.4% per annum. There were no other material changes under this amendment.

On May 5, 2015, we entered into a fourth amendment which changes the definition of change of control to remove the provision that certain changes in the composition of the board of directors would constitute a change of control and therefore be a default under the credit agreement. The amendment also includes additional clarifying language regarding provisions that relate to our 5.625% senior notes due in 2023. There were no other material changes under this amendment.

On May 17, 2016, we entered into a fifth amendment to the amended credit agreement which extended the maturity of the credit facility through May 17, 2021, and modified requirements with respect to assignments by lenders in connection with the acquisition of Vistana in May of 2016. There were no other material changes under this amendment.

As of December 31, 2017, there was $220 million outstanding with $366 million available to be drawn, net of letters of credit. Any principal amounts outstanding under the revolving credit facility are due at maturity. The interest rate on the amended credit agreement is based on (at our election) either LIBOR plus a predetermined margin that ranges from 1.25% to 2.5%, or the Base Rate as defined in the amended credit agreement plus a predetermined margin that ranges from 0.25% to 1.5%, in each case based on our consolidated total leverage ratio. At December 31, 2017, the applicable margin was 1.75% per annum for LIBOR revolving loans and 0.75% per annum for Base Rate loans. The amended credit agreement has a commitment fee on undrawn amounts that ranges from 0.25% to 0.40% per annum based on our leverage ratio and as of December 31, 2017 the commitment fee was 0.275%.

Pursuant to the amended credit agreement, all obligations under the revolving credit facility are unconditionally guaranteed by ILG and certain of its subsidiaries. Borrowings are further secured by (1) 100% of the voting equity securities of ILG’s U.S. subsidiaries and 65% of the equity in our first‑tier foreign subsidiaries and (2) substantially all of our domestic tangible and intangible property.

Senior Notes

In April 2015, we completed a private offering of $350 million in aggregate principal amount of our 5.625% senior notes due in 2023. As of December 31, 2017, total unamortized debt issuance costs relating to these senior notes were $5 million, which are presented as a direct deduction from the principal amount. Interest on the senior notes is paid semi-annually in arrears on April 15 and October 15 of each year. The senior notes are unsecured and fully and unconditionally guaranteed on a joint and several basis by our domestic subsidiaries that are required to guarantee the amended credit facility. Additionally, the voting stock of the issuer and the subsidiary guarantors is 100% owned by ILG. The senior notes are redeemable from April 15, 2018 at a redemption price starting at 104.219% which declines over time.

Restrictions and Covenants

The senior notes and amended credit agreement have various financial and operating covenants that place significant restrictions on us, including our ability to incur additional indebtedness, incur additional liens, issue redeemable stock and preferred stock, pay dividends or distributions or redeem or repurchase capital stock, prepay, redeem or repurchase debt, make loans and investments, enter into agreements that restrict distributions from our subsidiaries, sell assets and capital stock of our subsidiaries, enter into certain transactions with affiliates and consolidate or merge with or into or sell substantially all of our assets to another person.

The indenture governing the senior notes restricts our ability to issue additional debt in the event we are not in compliance with the minimum fixed charge coverage ratio of 2.0 to 1.0 and limits restricted payments and investments unless we are in compliance with the minimum fixed charge coverage ratio and the amount is within a bucket that grows with our consolidated net income. We met the minimum fixed charge coverage ratio as of December 31, 2017. In addition, the amended credit agreement requires us to meet certain financial covenants regarding the maintenance of a maximum consolidated secured leverage ratio of consolidated secured debt, over consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), as defined. We are also required to maintain a minimum consolidated interest coverage ratio of consolidated EBITDA over consolidated interest expense. As of December 31, 2017, the maximum consolidated secured leverage ratio was 3.25x and the minimum consolidated interest coverage ratio was 3.0x. ILG was in compliance in all material respects with the requirements of all applicable financial and operating covenants, and our consolidated secured leverage ratio and consolidated interest coverage ratio under the amended credit agreement were 0.68 and 14.31, respectively.

Interest Expense and Debt Issuance Costs

Interest expense for the years ended December 31, 2017, 2016 and 2015 was $26 million, $23 million and $21 million, respectively. Interest expense is net of capitalized interest relating primarily to VO resorts under construction and internally-developed software totaling $5 million and $4 million for the years ended December 31, 2017 and 2016, respectively, and a negligible amount for the year ended December 31, 2015.

As of December 31, 2017, total unamortized debt issuance costs were $8 million, net of $7 million of accumulated amortization, incurred in connection with the issuance and various amendments to our amended credit agreement, the issuance of our senior notes in April 2015 and the exchange for registered notes in June 2016. As of December 31, 2016, total unamortized debt issuance costs were $10 million, net of $5 million of accumulated amortization. Unamortized debt issuance costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets, pursuant to ASC 2015-03. Unamortized debt issuance costs are amortized to interest expense through the maturity date of our respective debt instruments using the effective interest method for those costs related to our senior notes, and on a straight-line basis for costs related to our amended credit agreement.

NOTE 16—FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

The estimated fair value of financial instruments below has been determined using available market information and appropriate valuation methodologies, as applicable. There have been no changes in the methods and significant assumptions used to estimate the fair value of financial instruments during the year ended December 31, 2017. Our financial instruments are detailed in the following table.

	December 31, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In millions)
Cash and cash equivalents	$122	$122	$126	$126
Restricted cash and cash equivalents	230	230	118	118
Financing receivables	36	36	19	19
Vacation ownership mortgages receivable	737	770	730	737
Investments in marketable securities	13	13	14	14
Securitized debt	575	563	430	425
Revolving credit facility(1)	(217)	(220)	(236)	(240)
Senior notes(1)	(345)	(364)	(344)	(361)

(1)

The carrying value of our revolving credit facility and senior notes as of December 31, 2017 include $3 million and $5 million of unamortized debt issuance costs, respectively, and $4 million and $6 million as of December 31, 2016, which are presented as a direct reduction of the corresponding liability.

The carrying amounts of cash and cash equivalents and restricted cash and cash equivalents reflected in the accompanying consolidated balance sheets approximate fair value as they are redeemable at par upon notice or maintained with various high‑quality financial institutions and have original maturities of three months or less. Under the fair value hierarchy established in ASC 820, cash and cash equivalents and restricted cash and cash equivalents are stated at fair value based on quoted prices in active markets for identical assets (Level 1).

The financing receivables as of December 31, 2017 are presented in our consolidated balance sheet within other non‑current assets and principally pertain to a convertible secured loan to CLC that matures October of 2019 with interest payable monthly. The outstanding loan is to be repaid in full at maturity either in cash or by means of a share option exercisable by ILG, at its sole discretion. The carrying value of this financing receivable approximates fair value through inputs inherent to the originating value of this loan, such as interest rates and ongoing credit risk accounted for through non‑recurring adjustments for estimated credit losses as necessary (Level 2). The stated interest rate on this loan is comparable to market. Interest is recognized within our “Interest income” line item in our accompanying consolidated statements of income for the years ended December 31, 2017, 2016 and 2015.

We estimate the fair value of vacation ownership mortgages receivable using a discounted cash flow model. We believe this is comparable to the model that an independent third party would use in the current market. Our model incorporates default rates, prepayment rates, coupon rates and loan terms respective to the portfolio based on current market assumptions for similar types of arrangements. Based upon the availability of market data, we have classified inputs used in the valuation of our vacation ownership mortgages receivable as Level 3. The primary sensitivity in these assumptions relates to forecasted defaults and projected prepayments which could cause the estimated fair value to vary.

Investments in marketable securities consist of marketable securities (mutual funds) related to deferred compensation plans which are funded in a Rabbi trust as of December 31, 2017 and 2016 and classified as other noncurrent assets in the accompanying consolidated balance sheets. Participants in the deferred compensation plan unilaterally determine how their compensation deferrals are invested within the confines of the Rabbi trust which holds the marketable securities. Consequently, management has designated these marketable securities as trading investments, as allowed by applicable accounting guidance, even though there is no intent by ILG to actively buy or sell securities with the objective of generating profits on short‑term differences in market prices. These marketable securities are recorded at a fair value of $13 million and $14 million as of December 31, 2017 and 2016, respectively, based on quoted market prices in active markets for identical assets (Level 1). We recognized a $2 million unrealized trading gain for the year ended December 31, 2017 and a $1 million unrealized trading gain for the year ended December 31, 2016. These unrealized trading gains have an accompanying offsetting adjustment to employee compensation expense and are each included within general and administrative expenses in the accompanying consolidated statement of income. See Note 18 for further discussion in regards to this deferred compensation plan.

Our non-public, securitized debt fair value is determined based upon discounted cash flows for the debt using Level 3 inputs such as rates deemed reasonable for the type of debt, prevailing market conditions and the length of maturity for the debt.

Borrowings under our senior notes (issued April 2015) and revolving credit facility are carried at historical cost and adjusted for principal payments. The fair value of our senior notes was estimated at December 31, 2017 using an input of quoted prices from an inactive market due to the infrequency at which trades occur on our senior notes (Level 2). The carrying value of the outstanding balance under our revolving credit facility, exclusive of debt issuance costs, approximates fair value as of December 31, 2017 and 2016 through inputs inherent to the debt such as variable interest rates and credit risk (Level 2).

NOTE 17—EQUITY

ILG has 300 million authorized shares of common stock, par value of $0.01 per share. At December 31, 2017, there were 134.1 million shares of ILG common stock issued, of which 124.1 million are outstanding with 10.0 million shares held as treasury stock. At December 31, 2016, there were 133.5 million shares of ILG common stock issued, of which 124.7 million were outstanding with 8.9 million shares held as treasury stock.

ILG has 25 million authorized shares of preferred stock, par value of $0.01 per share, none of which are issued or outstanding as of December 31, 2017 and 2016. The Board of Directors has the authority to issue the preferred stock in one or more series and to establish the rights, preferences and dividends.

In connection with the acquisition of Vistana in May 2016, we issued 72.4 million shares of ILG common stock, valued at $1 billion as of the acquisition date, to the holders who received Vistana common stock in the spin-off from its former parent.

Dividend Declared

In February, May, August and November of 2017, our Board of Directors declared a quarterly dividend payment of $0.15 per share paid in March, June, September and December of 2017, respectively, amounting to $19 million each.

In February 2018, our Board of Directors declared a $0.175 per share dividend payable March 30, 2018 to shareholders of record on March 16, 2018.

Our ability to continue to pay dividends in the future may be restricted by covenants in our credit agreement or if we do not have sufficient surplus under Delaware law. Additionally, our Board of Directors may determine not to declare dividends if they deem this action to be in ILG’s best interests. Discontinuing payment of dividends could change the manner, timing and/or ability to realize gains on investment in ILG common stock.

Stockholder Rights Plan

In June 2009, ILG’s Board of Directors approved the creation of a Series A Junior Participating Preferred Stock, adopted a stockholders’ rights plan and declared a dividend of one right for each outstanding share of common stock held by our stockholders of record as of the close of business on June 22, 2009. On December 6, 2017, we amended the rights plan to accelerate the expiration of our preferred stock purchase rights from June 10, 2019 to December 6, 2017, which effectively terminated the rights agreement on such date and all rights expired.

Share Repurchase Program

In May 2016, our Board of Directors increased the then remaining share repurchase authorization to a total of $100 million. In November 2016, the Board authorized repurchases of up to $50 million of ILG common stock. During the year ended December 31, 2017, we repurchased 1.1 million shares for $28 million, including commissions, with $21 million available for future repurchases as of December 31, 2017. During the year ended December 31, 2016, we repurchased 6.5 million shares for $101 million, including commissions and there were no repurchases of common stock during the year ended December 31, 2015.

Acquired shares of our common stock are held as treasury shares carried at cost on our consolidated financial statements. Common stock repurchases may be conducted in the open market or in privately negotiated transactions. The amount and timing of all repurchase transactions are contingent upon market conditions, applicable legal requirements and other factors. This program may be modified, suspended or terminated by us at any time without notice.

Accumulated Other Comprehensive Loss

Entities are required to disclose additional information about reclassification adjustments within accumulated other comprehensive income/loss, referred to as AOCL including (1) changes in AOCL balances by component and (2) significant items reclassified out of AOCL in the period. For the years ended December 31, 2017, 2016 and 2015 there were no significant items reclassified out of AOCL, and the change in AOCL pertains to current period foreign currency translation adjustments, as disclosed in our accompanying consolidated statements of comprehensive income.

Noncontrolling Interests

Noncontrolling Interest—VRI Europe

In connection with the VRI Europe transaction on November 4, 2013, CLC was issued a noncontrolling interest in VRI Europe representing 24.5% of the business, which was determined based on the purchase price paid by ILG for its 75.5% ownership interest as of the acquisition date. As of December 31, 2017 and 2016, this noncontrolling interest amounts to $29 million and $26 million, respectively, and is presented on our consolidated balance sheets as a component of equity. The change from December 31, 2016 to December 31, 2017 relates to the recognition of the noncontrolling interest holder’s proportional share of VRI Europe’s earnings, as well as the translation effect on the foreign currency based amount.

The parties have agreed not to transfer their interests in VRI Europe or CLC’s related development business for a period of five years from the acquisition. In addition, they have agreed to certain rights of first refusal, and customary drag along and tag along rights, including a right by CLC to drag along ILG’s VRI Europe shares in connection with a sale of the entire CLC resort business subject to achieving minimum returns and a preemptive right by ILG. As of December 31, 2017, there have been no changes in ILG’s ownership interest in VRI Europe.

Additionally, in connection with this arrangement, ILG and CLC entered into a loan agreement whereby ILG made available to CLC a convertible secured loan facility of $15 million that matures in October of 2019 with interest payable monthly. The outstanding loan is to be repaid in full at maturity either in cash or by means of a share option exercisable by ILG, at its sole discretion, which would allow for settlement of the loan in CLC’s shares of VRI Europe for contractually determined equivalent value. ILG has the right to exercise this share option at any time prior to maturity of the loan; however, the equivalent value for these shares would be measured at a 20% premium to its acquisition date value. We have determined the value of this embedded derivative is not material to warrant bifurcating from the host instrument (loan) at this time.

Noncontrolling Interest—Hyatt Vacation Ownership

In connection with the HVO acquisition on October 1, 2014, ILG assumed a noncontrolling interest in a joint venture entity, which we fully consolidate, formed for the purpose of developing and selling VOIs. The fair value of the noncontrolling interest at acquisition was determined based on the noncontrolling party’s ownership interest applied against the fair value allocated to the respective joint venture entity. During the fourth quarter of 2016, we acquired this noncontrolling interest for $1 million and have accounted for this event as an equity transaction.

Noncontrolling Interest – HOAs

A component of ILG’s noncontrolling interest balance pertains to our consolidated HOAs and represents the proportion related to individual or third-party VOI owners. As of December 31, 2017, this noncontrolling interest amounted to $8 million and is presented on our consolidated balance sheet as a component of equity.

NOTE 18—BENEFIT PLANS

Under retirement savings plans sponsored by ILG, qualified under Section 401(k) of the Internal Revenue Code, participating employees may contribute up to 50.0% of their pre‑tax earnings, but not more than statutory limits. ILG provides a discretionary match of fifty cents for each dollar a participant contributes into a plan with a maximum contribution of 3% of a participant’s eligible earnings, with employees participating in the safe harbor plan, also receiving a 100% match for the first 1% of the participant’s eligible earnings, subject to Internal Revenue Service (“IRS”) restrictions. Net matching contributions for the ILG plans were $9 million, $5 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Matching contributions were invested in the same manner as each participant’s voluntary contributions in the investment options provided under the plans.

Effective August 20, 2008, a deferred compensation plan (the “Director Plan”) was established to provide non‑employee directors of ILG an option to defer director fees on a tax‑deferred basis. Participants in the Director Plan are allowed to defer a portion or all of their compensation and are 100% vested in their respective deferrals and earnings. With respect to director fees earned for services performed after the date of such election, participants may choose from receiving cash or stock at the end of the deferral period. ILG has reserved 100,000 shares of common stock for issuance pursuant to this plan, of which 69,788 share units were outstanding at December 31, 2017. ILG does not provide matching or discretionary contributions to participants in the Director Plan. Any deferred compensation elected to be received in stock is included in diluted earnings per share.

Effective October 1, 2014, a non-qualified deferred compensation plan (the “DCP”) was established to allow eligible employees of ILG an option to defer compensation on a tax-deferred basis. Participants in the DCP currently include only certain HVO and Vistana employees that participated in similar plans prior to the respective acquisitions. Participants are fully vested in all amounts held in their individual accounts. Participants have only an unsecured claim against ILG for the future payment of the deferred amounts, although payment is indirectly secured through a fully funded Rabbi trust. The Rabbi trust is subject to creditor claims in the event of insolvency, but the assets held in the Rabbi trust are not available for general corporate purposes. Amounts in the Rabbi trust are invested in mutual funds, as selected by participants, which are designated as trading securities and carried at fair value. As of December 31, 2017 and 2016, the fair value of the investments in the Rabbi trust was $13 million and $14 million, respectively, which is recorded in other non-current assets with the corresponding deferred compensation liability recorded in other long-term liabilities in the consolidated balance sheets. Unrealized gains or losses related to the investments are offset by a corresponding adjustment to compensation expense, all within general and administration expense in our consolidated income statements.

NOTE 19—STOCK‑BASED COMPENSATION

On May 21, 2013, ILG adopted the Interval Leisure Group, Inc. 2013 Stock and Incentive Plan (2013 Stock and Incentive Plan) which provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock‑based awards. RSUs are awards in the form of phantom shares or units, denominated in a hypothetical equivalent number of shares of ILG common stock whereby the value of each award is equal to the fair value of ILG common stock at the date of grant. The exception being for RSUs subject to relative total shareholder return performance criteria, for which the fair value is based on a Monte Carlo simulation analysis. Each RSU and share of restricted stock is subject to service‑based vesting, where a specific period of continued employment must pass before an award vests. We grant awards subject to graded vesting (i.e., portions of the award vest at different times during the vesting period) or to cliff vesting (i.e., all awards vest at the end of the vesting period). In addition, certain RSUs are subject to attaining specific performance criteria.

We recognize non‑cash compensation expense for all RSUs and restricted stock held by our employees. For RSUs to be settled in stock, the accounting charge is measured at the grant date as the fair value of ILG common stock and expensed as non‑cash compensation over the vesting term using the straight‑line basis for service awards and the accelerated basis for performance‑based awards with graded vesting. Certain cliff vesting awards with performance criteria are tied to anticipated future financial performance in determining the fair value of the award, while other cliff vesting awards with performance criteria are tied to the achievement of relative total shareholder return criteria. This value is recognized as expense over the service period using the straight‑line recognition method. The expense associated with RSU awards to be settled in cash is initially measured at fair value at the grant date and expensed ratably over the vesting term, recording a liability subject to mark‑to‑market adjustments for changes in the price of the respective common stock, as compensation expense.

Shares underlying RSUs are not issued or outstanding until vested. In relation to our quarterly dividend, unvested RSUs and restricted stock are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on our shares of common stock. Such additional RSUs are forfeitable and will have the same vesting dates and will vest under the same terms as the RSUs and restricted stock in respect of which such additional RSUs are credited. Given such dividend equivalents are forfeitable, we do not consider them to be participating securities and, consequently, they are not subject to the two‑class method of determining earnings per share.

Under the 2013 Stock and Incentive Compensation Plan, the maximum aggregate number of shares of common stock reserved for issuance as of adoption is 4.1 million shares, less one share for every share granted under any prior plan after December 31, 2012. In August 2016, the 2013 Stock and Incentive Compensation Plan was amended to increase the plan balance by 4 million shares. As of December 31, 2017, 3.3 million shares were available for future issuance under the 2013 Stock and Incentive Compensation Plan.

During 2017, 2016 and 2015, the Compensation Committee granted 950,000, 1.6 million and 521,000 RSUs, respectively, vesting over one to four years, to certain officers, board of directors and employees of ILG and its subsidiaries. Of these RSUs granted in 2017, 2016 and 2015, approximately 251,000, 533,000 and 105,000, respectively, cliff vest in three years and approximately 213,000, 402,000 and 54,000, respectively, are subject to performance criteria that could result between 0% and 200% of these awards being earned either based on defined adjusted EBITDA, revenue, or relative total shareholder return targets over the respective performance period, as specified in the award document. Additionally, on May 11, 2016, in connection with the acquisition of Vistana, we issued a total of 713,000 shares of restricted stock and 11,000 RSUs upon conversion of unvested equity grants held by Vistana’s employees to grants under the 2013 Stock and Incentive Plan with a fair value of $10 million, of which $2 million and $8 million were attributed to pre-acquisition and post-acquisition services, respectively. The converted awards generally have the same terms and conditions as the original Starwood awards and vest through the first quarter of 2019.

For the 2017, 2016 and 2015 RSUs subject to relative total shareholder return performance criteria, the number of RSUs that may ultimately be awarded depends on whether the market condition is achieved. We used a Monte Carlo simulation analysis to estimate a per unit grant date fair value of $28.23 for 2017, $13.13 for 2016 and $40.71 for 2015, for these performance based RSUs. This analysis estimates the total shareholder return ranking of ILG as of the grant date relative to two peer groups approved by the Compensation Committee, over the remaining performance period. The expected volatility of ILG’s common stock at the date of grant was estimated based on a historical average volatility rate for the approximate three-year performance period. The dividend yield assumption was based on historical and anticipated dividend payouts. The risk‑free interest rate assumption was based on observed interest rates consistent with the approximate three–year performance measurement period.

Non‑cash compensation expense related to RSUs and restricted stock for the years ended December 31, 2017, 2016 and 2015 was $22 million, $18 million and $13 million, respectively. At December 31, 2017, there was approximately $23 million of unrecognized compensation cost related to RSUs and restricted stock, which is currently expected to be recognized over a weighted average period of approximately 1.8 years.

The amount of stock‑based compensation expense recognized in the consolidated statements of income for periods prior to January 1, 2017 was reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. The forfeiture rate was estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods for any changes to the estimated forfeiture rate from that previously estimated. With the adoption of ASU 2016-09 on January 1, 2017, we no longer reduce stock-based compensation by estimated forfeitures. Instead we account for forfeitures when they occur. For any vesting tranche of an award, the cumulative amount of compensation cost recognized is at least equal to the portion of the grant‑date value of the award tranche that is actually vested at that date.

Non‑cash stock‑based compensation expense related to equity awards is included in the following line items in the accompanying consolidated statements of income for the years ended December 31, 2017, 2016 and 2015 (in millions):

	Year Ended December 31,
	2017	2016	2015
Cost of sales	$2	$2	$1
Selling and marketing expense	2	2	1
General and administrative expense	18	14	11
Non-cash compensation expense	22	18	13
Income tax benefit	(8)	(7)	(5)
Non-cash compensation expense after income taxes	$14	$11	$8

The following table summarizes RSU activity during the years ended December 31, 2017, 2016 and 2015:

		Weighted-Average
		Grant Date
	Shares	Fair Value
	(In millions)
Non-vested RSUs at December 31, 2014	2	$20.23
Granted	1	25.64
Vested	(1)	17.34
Forfeited	—	21.98
Non-vested RSUs at December 31, 2015	2	$22.98
Granted	2	13.53
Vested	(1)	20.52
Forfeited	—	16.36
Non-vested RSUs at December 31, 2016	3	$16.71
Granted	1	20.55
Vested	(1)	17.58
Forfeited	—	20.01
Non-vested RSUs at December 31, 2017	3	$17.53

NOTE 20—INCOME TAXES

U.S. Tax Reform

On December 22, 2017, the President of the United States signed into law the Tax Reform Act. Changes in tax law are accounted for in the period of enactment. The Tax Reform Act, which was enacted on December 22, 2017, significantly changes U.S. tax law by, among other things, lowering the statutory corporate tax rate from 35% to 21% effective in 2018, eliminating certain deductions, requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years, introducing new tax regimes, and changing how foreign earnings are subject to U.S. tax. The SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. SAB 118 allows registrants to record provisional amounts during a one year “measurement period” similar to that used when accounting for business combinations. We have not completed our determination of the accounting implications of the Tax Reform Act on our tax accruals. However, we have reasonably estimated the effects of the Tax Reform Act and recorded provisional amounts in our financial statements as of December 31, 2017. We recorded a provisional tax benefit for the impact of the Tax Reform Act of approximately $53 million. This amount is primarily comprised of the remeasurement of federal net deferred tax liabilities resulting from the permanent reduction in the U.S. statutory corporate tax rate from 35% to 21%, partially offset by the mandatory one-time tax on the accumulated earnings of our foreign subsidiaries (the “Transition Tax”).

Of the provisional tax benefit recorded of $53 million, $65 million relates to the remeasurement of our net deferred tax liabilities to reflect the reduction in the U.S. statutory corporate tax rate. This provisional benefit was partially offset by a provisional tax expense of $12 million related to the one-time Transition Tax and the implications of repatriating those foreign earnings in the future. Under the Tax Reform Act, all accumulated foreign earnings are mandatorily deemed to be repatriated and taxed, which is also referred to as the Transition Tax. The Transition Tax is assessed regardless of whether ILG will actually repatriate its undistributed foreign earnings. Historically, it has been ILG’s practice and intention to reinvest the earnings of certain of its foreign subsidiaries. In light of the significant changes made by the Tax Reform Act, ILG will no longer be permanently reinvested with regards to the earnings of its foreign subsidiaries. A provisional tax expense was recorded related to taxes that could apply to these earnings such as foreign withholding taxes and certain U.S. state taxes. ILG will continue to be permanently reinvested with respect to the remaining excess of the amount for financial reporting over the tax basis of investments in our foreign subsidiaries.

The ultimate impact of the Tax Reform Act may differ, possibly materially, from these provisional amounts due to among other things, additional analysis, changes in interpretations and assumptions ILG has made, additional regulatory guidance that may be issued, and actions ILG may take as a result of the Tax Reform Act. Any such revisions will be treated in accordance with the measurement period guidance outlined in SAB 118.  As such, we expect to complete our analysis no later than December 22, 2018.

U.S. and foreign earnings from continuing operations before income taxes and noncontrolling interest are as follows (in millions):

	Year Ended December 31,
	2017	2016	2015
U.S.	$173	$315	$92
Foreign	30	17	25
Total	$203	$332	$117

The components of the provision for income taxes attributable to continuing operations are as follows (in millions):

	Year Ended December 31,
	2017	2016	2015
Current income tax provision
Federal	$27	$31	$29
State	3	7	5
Foreign	20	11	4
Current income tax provision	50	49	38
Deferred income tax provision (benefit)
Federal	(45)	22	1
State	7	1	1
Foreign	14	(12)	1
Deferred income tax provision (benefit)	(24)	11	3
Income tax provision	$26	$60	$41

ILG records a deferred tax asset, or future tax benefit, based on the amount of non cash compensation expense recognized in the financial statements for stock based awards. For income tax purposes, ILG receives a tax deduction equal to the stock price on the vesting date of the stock based awards. Upon vesting of these awards, the deferred tax assets are reversed, and the difference between the deferred tax asset and the realized income tax benefit creates an excess tax benefit or deficiency. In March 2016, the FASB issued ASU 2016-09 to simplify the current accounting for stock compensation. Under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital. Instead, all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement. In accordance with this ASU, for the year ended December 31, 2017, ILG included a net benefit of $2 million within the income tax provision. During 2016, ILG recorded to APIC a net deficiency of approximately $2 million associated with stock-based awards, while in 2015, net excess tax benefits associated with stock based awards of approximately $2 million was recorded to APIC.

The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016 are presented below (in millions). The valuation allowance is related to items for which it is more likely than not that the tax benefit will not be realized.

	December 31,
	2017	2016
Deferred tax assets:
Deferred revenue	$17	$36
Inventory	5	48
Provision for accrued expenses	19	25
Non-cash compensation	8	10
Net operating loss, capital loss and tax credit carryforwards	38	45
Other	6	9
Total deferred tax assets	93	173
Less valuation allowance	(47)	(36)
Net deferred tax assets	46	137
Deferred tax liabilities:
Intangible and other assets	(125)	(192)
Deferred membership costs	(3)	(6)
Property and equipment	(17)	(8)
Investments in unconsolidated entities	(4)	(5)
Sales of vacation ownership interests	(15)	(65)
Other	(15)	(17)
Total deferred tax liabilities	(179)	(293)
Net deferred tax liability	$(133)	$(156)

At December 31, 2017 and 2016, ILG had foreign NOLs of approximately $35 million ($10 million tax effected) and $46 million ($14 million tax effected), respectively, available to offset future income, virtually all of which will expire in various years beginning in 2021 and extending through 2027.

At December 31, 2017 and 2016, ILG had state NOLs of approximately $42 million and $50 million, respectively, which each is approximately $2 million tax effected and will expire in various years beginning in 2018 and extending through 2036.

At December 31, 2017 and 2016, ILG had capital loss carryforwards of approximately $58 million ($15 million tax effected) and $55 million ($21 million tax effected), respectively, which will expire in 2019 and 2020.

At December 31, 2017 and 2016, ILG had state tax credit carryforwards of approximately $2 million, all of which are indefinite.  It is more likely than not that substantially all of these state tax credits will be realized.

At December 31, 2017 and 2016, ILG had other various tax credit carryforwards of approximately $9 million and $6 million, respectively, which will expire in 2026 and 2027. It is more likely than not that substantially all of these tax credits will be realized.

A valuation allowance for deferred tax assets is provided when it is more likely than not that certain deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the history of taxable income in recent years, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies to make this assessment. At December 31, 2017, ILG had a valuation allowance of approximately $47 million related to a portion of the foreign NOLs, other foreign assets and materially all of the state NOLs and all capital loss carryforwards for which, more likely than not, the tax benefit will not be realized. During 2017, ILG’s valuation allowance increased by $11 million.  This net increase is primarily related to a determination that it is more likely than not that certain deferred tax assets in Mexico will not be realized, partially offset by the remeasurement of certain valuation allowances as a result of the Tax Reform Act.

A reconciliation of total income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes and noncontrolling interest is shown as follows (in millions, except percentages):

	Year Ended December 31,
	2017		2016		2015
	Amount	%	Amount	%	Amount	%
Income tax provision at the federal statutory rate of 35%	$71	35.0	$116	35.0	$41	35.0
State income taxes, net of effect of federal tax benefit	7	3.3	5	1.4	4	3.5
Foreign income taxed at a different statutory tax rate	(5)	(2.4)	(3)	(0.8)	(4)	(3.5)
U.S. tax consequences of foreign operations	1	0.7	(1)	(0.2)	—	0.1
Gain on acquisition	(1)	(0.3)	(57)	(17.2)	—	—
Tax Reform Act	(53)	(25.9)	—	—	—	—
Foreign branch operations	(23)	(11.7)	—	—	—	—
Change in valuation allowance	18	9.0	—	—	—	—
Mexico inflation adjustment	4	2.0	—	—	—	—
Other, net	7	3.3	—	—	—	0.2
Income tax provision	$26	13.0	$60	18.2	$41	35.3

ILG has certain U.S. subsidiaries that have a foreign branch in Mexico and are subject to tax in both jurisdictions.  During the period, a valuation allowance was recorded on certain deferred tax assets in Mexico of approximately $21 million since it was determined that it was more likely than not that these assets will not be realized.  This adjustment is recorded in the change in valuation allowance line in the reconciliation.  In addition, an offsetting adjustment of $21 million was recorded in the foreign branch operations line to account for the decrease in the corresponding deferred tax liability recorded in the U.S. Overall, the impact of these two adjustments entirely offset.

ASC 740 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2017, 2016 and 2015, ILG did not have any material unrecognized tax benefits. All amounts rounded to less than a million, but which if recognized, would favorably affect the effective tax rate. ILG recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. There were no material accruals for interest during 2017, 2016 and 2015. In connection with the acquisition of Vistana, Starwood and ILG entered into a Tax Matters Agreement. Under the Tax Matters Agreement, Starwood indemnifies ILG for all consolidated tax liabilities and related interest and penalties for the pre-close period. Accordingly, any unrecognized tax benefits and related interest for Vistana related to the pre-close period that are the obligation of its former parent have not been recorded.

ILG believes that its unrecognized tax benefits will not materially change within twelve months of the current reporting date. An estimate of other changes in unrecognized tax benefits cannot be made, but is not expected to be significant.

ILG files income tax returns in the U.S. federal jurisdiction and various state, local, and foreign jurisdictions. As of December 31, 2017, no open tax years are currently under examination by the IRS. The U.S. federal statute of limitations for years prior to and including 2013 has closed. ILG’s consolidated state tax return for the tax years, 2013 through 2015, was under examination by the State of Florida. During the third quarter of 2017, the State of Florida completed its audit and issued a Notice of Proposed Assessment with no changes. The audit is now closed. No other tax years are currently under examination in any material state and local jurisdictions. Vistana, by virtue of previously filed consolidated tax returns with Starwood, is under audit by the IRS for several pre-close periods. Vistana is also under audit in Mexico for the tax years ended December 31, 2012 and 2013. Under the Tax Matters Agreement, Starwood indemnifies ILG for all income tax liabilities and related interest and penalties for the pre-close period.

The Tax Reform Act is comprehensive tax legislation containing several other provisions that will affect 2018 and later years and which will need to be further analyzed by ILG. Such additional provisions, beginning in 2018, include two new U.S. tax base erosion provisions, the global intangible low-taxed income (“GILTI”) provisions and the base-erosion and anti-abuse tax (“BEAT”) provisions.

The GILTI provisions require ILG to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. ILG may be subject to incremental U.S. tax on GILTI income beginning in 2018 or in later years. ILG has elected to account for GILTI tax in the period in which it is incurred, and therefore, ILG has not provided any deferred tax impacts of GILTI in its consolidated financial statements for the year ended December 31, 2017.

The BEAT provisions in the Tax Reform Act disallows the deduction of certain base-erosion payments made to foreign corporations by imposing a minimum tax if greater than regular tax. ILG does not expect it will be subject to this tax, but has not completed its analysis of the provision and the implications to ILG.

NOTE 21—SEGMENT INFORMATION

Pursuant to FASB guidance as codified in ASC 280, an operating segment is a component of a public entity (1) that engages in business activities that may earn revenues and incur expenses; (2) for which operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess its performance; and (3) for which discrete financial information is available. We also considered how the businesses are organized as to segment management, and the focus of the businesses with regards to the types of products or services offered. ILG is comprised of two operating and reportable segments: Vacation Ownership and Exchange and Rental.

Our Vacation Ownership segment engages in the management, sales, marketing, financing, rental and ancillary services, and development of VOIs as well as related services to owners and associations. Our Exchange and Rental segment offers access to vacation accommodations and other travel‑related transactions and services to members of our programs and other leisure travelers, by providing vacation exchange services and vacation rental, working with resort developers, HOAs and operating vacation rental properties.

ILG provides certain corporate functions that benefit the organization as a whole. Such corporate functions include corporate services relating to oversight, corporate development, finance and accounting, legal, treasury, tax, internal audit, human resources, and certain IT functions. Costs relating to such corporate functions that are not directly cross‑charged to individual businesses are being allocated to our two operating and reportable segments based on a pre‑determined measure of profitability relative to total ILG. All such allocations relate only to general and administrative expenses. The consolidated statements of income are not impacted by this cross‑segment allocation.

Information on reportable segments and reconciliation to consolidated operating income is as follows (in millions):

	Year Ended December 31,
	2017	2016	2015
Vacation Ownership:
Resort operations revenue	$213	$136	$17
Management fee and other revenue	155	110	88
Sales of vacation ownership products, net	464	313	27
Consumer financing revenue	89	57	5
Cost reimbursement revenue	228	170	57
Total revenue	1,149	786	194
Cost of service and membership related	83	48	34
Cost of sales of vacation ownership products	90	101	20
Cost of sales of rental and ancillary services	203	114	7
Cost of consumer financing	29	13	—
Cost reimbursements	228	170	57
Total cost of sales	633	446	118
Royalty fee expense	41	27	2
Selling and marketing expense	244	137	12
General and administrative expense	102	82	47
Amortization expense of intangibles	8	8	5
Depreciation expense	39	25	2
Segment operating income	$82	$61	$8

	Year Ended December 31,
	2017	2016	2015
Exchange and Rental:
Transaction revenue	$198	$198	$193
Membership fee revenue	143	138	129
Ancillary member revenue	9	8	8
Total member revenue	350	344	330
Club rental revenue	105	63	9
Other revenue	20	21	22
Rental management revenue	49	48	50
Cost reimbursement revenue	98	95	94
Total revenue	622	571	505
Cost of service and membership related	82	77	72
Cost of sales of rental and ancillary services	92	69	33
Cost reimbursements	98	95	94
Total cost of sales	272	241	199
Royalty fee expense	2	1	1
Selling and marketing expense	49	52	55
General and administrative expense	123	116	103
Amortization expense of intangibles	12	11	9
Depreciation expense	21	18	16
Segment operating income	$143	$132	$122

	Year Ended December 31,
	2017	2016	2015
Consolidated:
Revenue	$1,771	$1,357	$699
Cost of sales	905	687	317
Operating expenses	641	477	252
Operating income	$225	$193	$130

Selected financial information by reporting segment is presented below (in millions).

	December 31,
	2017	2016
Total Assets:
Vacation Ownership	$2,603	$2,229
Exchange and Rental	1,084	1,085
Total	$3,687	$3,314

	Year Ended December 31,
	2017	2016	2015
Capital expenditures
Vacation Ownership	$102	$66	$4
Exchange and Rental	17	29	16
Total	$119	$95	$20

Geographic Information

We conduct operations through offices in the U.S. and 14 other countries. For the years ended December 31, 2017 and 2016 revenue is sourced from over 100 countries worldwide. Other than the United States, no revenue sourced from any individual country or geographic region exceeded 10% of consolidated revenue for the years ended December 31, 2017 and 2016.

Geographic information on revenue, based on sourcing, and long‑lived assets, based on physical location, is presented in the table below (in millions).

	Year Ended December 31,
	2017	2016	2015
Revenue:
United States	$1,500	$1,154	$578
All other countries(1)	271	203	121
Total	$1,771	$1,357	$699

(1)	Includes countries within the following continents: Africa, Asia, Australia, Europe, North America and South America.

	December 31,	December 31,
	2017	2016
Long-lived assets, net (excluding goodwill and intangible assets):
United States	$486	$469
Mexico	126	107
Europe	4	4
Total	$616	$580

NOTE 22—COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, ILG is a party to various legal proceedings. ILG establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. ILG does not establish reserves for identified legal matters when ILG believes that the likelihood of an unfavorable outcome is not probable. Although management currently believes that an unfavorable resolution of claims against ILG, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of ILG, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future.

Litigation

On December 5, 2016, individuals and entities who own or owned 107 fractional interests of a total of 372 interests created in the Fifth and Fifty-Fifth Residence Club located within The St. Regis, New York (the “Club”) filed suit against ILG, certain of our subsidiaries, Marriott International Inc. (“Marriott”) and certain of its subsidiaries including Starwood. The case is filed as a mass action in federal court in the Southern District of New York, not as a class action. In response to our request to file a motion to dismiss, the plaintiffs filed an amended complaint on March 6, 2017. Plaintiffs principally challenge the sale of less than all interests offered in the fractional offering plan, the amendment of the plan to include additional units, and the rental of unsold fractional interests by the plan’s sponsor, claiming that alleged acts by us and the other defendants breached the relevant agreements and harmed the value of plaintiffs’ fractional interests. The relief sought includes, among other things, compensatory damages, rescission, disgorgement, attorneys’ fees, and pre- and post-judgment interest. We filed a motion to dismiss the amended complaint on April 21, 2017. The court has not yet rendered any decision on the motion. We dispute the material allegations in the amended complaint and intend to defend against the action vigorously. Given the early stages of the action and the inherent uncertainties of litigation, we cannot estimate a range of the potential liability, if any, at this time.

On February 28, 2017, the owners’ association for the Club filed a separate suit against us and certain of our subsidiaries in federal court in the Southern District of New York. On March 13, 2017, before it had served the initial complaint, Plaintiff filed an amended complaint that added Marriott and Starwood as defendants and added additional claims. Plaintiff then filed a second amended complaint on July 14, 2017. The complaint, as amended, asserts claims against the sponsor of the Club, St. Regis Residence Club, New York, Inc., the Club manager, St. Regis New York Management, Inc., and certain affiliated entities, as well as against Marriott and Starwood, for alleged breach of fiduciary duties principally related to sale and rental practices, tortious interference with the management agreement, alleged unjust enrichment, seeks certain declaratory relief in connection with the Starpoints conversion program and the exchange program at the Club, and asserts claims based on alleged anticompetitive conduct by the defendants in connection with Plaintiff’s renewal of the Club management agreement. In addition to the declaratory relief sought, Plaintiff seeks unspecified actual damages, punitive damages, and disgorgement of payments under the management and purchase agreements, as well as related agreements. We filed a motion to dismiss the second amended complaint on September 8, 2017. The court has not yet rendered any decision on the motion. We dispute the material allegations in the second amended complaint and intend to defend against the action vigorously. Given the early stages of the action and the inherent uncertainties of litigation, we cannot estimate a range of the potential liability, if any, at this time.

Other matters

ILG also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 20 for a discussion of income tax contingencies.

Lease commitments

ILG leases office space, computers and equipment used in connection with its operations under various operating leases, many of which contain escalation clauses. We account for leases under ASC Topic 840, “Leases” (“ASC 840”).

Future minimum payments under operating lease agreements are as follows (in millions):

Years Ending December 31,
2018	$21
2019	17
2020	15
2021	11
2022	9
Thereafter through 2022	75
Total	$148

Expense charged to operations under these agreements was $12 million, $11 million and $12 million for the years ended December 31, 2017, 2016 and 2015, respectively. Lease expense is recognized on a straight‑line basis over the term of the lease, including any option periods, as appropriate. The same lease term is used for lease classification, the amortization period of related leasehold improvements, and the estimation of future lease commitments.

Other obligations

Other items, such as certain purchase commitments and guarantees are not recognized as liabilities in our consolidated financial statements but are required to be disclosed in the footnotes to the financial statements. These funding commitments could potentially require our performance in the event of demands by third parties or contingent events. The following table summarizes these items, on an undiscounted basis, at December 31, 2017 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal and interest payments on outstanding borrowings.

Years Ending December 31,	Total	2018	2019	2020	2021	2022	Thereafter
	(Dollars in millions)
Debt principal	$570	$—	$—	$—	$220	$—	$350
Debt interest (projected)	133	28	28	28	23	20	6
Guarantees, surety bonds, and letters of credit	102	70	14	9	7	2	—
Purchase obligations and other commitments	71	37	15	10	9	—	—
Total commitments	$876	$135	$57	$47	$259	$22	$356

At December 31, 2017, guarantees, surety bonds and letters of credit totaled $102 million, with the highest annual amount of $70 million occurring in year one. The total also includes maximum exposure under guarantees of $50 million which primarily relates to our Exchange and Rental segment’s rental management agreements, including those with guaranteed dollar amounts, and accommodation leases supporting the segment’s management activities that are entered into on behalf of the property owners for which either party generally may terminate such leases upon 60 to 90 days prior written notice to the other party.

In addition, certain of our rental management agreements provide that owners receive specified percentages or guaranteed amounts of the rental revenue generated under its management. In these cases, the operating expenses for the rental operations are paid from the revenue generated by the rentals, the owners are then paid their contractual percentages or guaranteed amounts, and our vacation rental business either retain the balance (if any) as its fee or makes up the deficit. Although such deficits are reasonably possible in a few of these agreements, as of December 31, 2017, future amounts are not expected to be material either individually or in the aggregate.

Additionally, as of December 31, 2017, our letters of credit totaled $14 million and were principally related to our VO sales and financing activities. More specifically, these letter of credits provide alternate assurance on amounts held in escrow which enable our developer entities to access purchaser deposits prior to closings, as well as provide a guarantee of maintenance fees owed by our developer entities during subsidy periods at a particular vacation ownership resort, among other items.

The purchase obligations primarily relate to future guaranteed purchases of rental inventory, operational support services, marketing related benefits and membership fulfillment benefits. Certain of our vacation rental businesses also enter into agreements, as principal, for services purchased on behalf of property owners for which it is subsequently reimbursed. As such, we are the primary obligor and may be liable for unreimbursed costs. As of December 31, 2017, amounts pending reimbursement are not material.

Insurance recoveries

As discussed in Notes 6 and 8, during September 2017 we sustained damages at our Westin St. John Resort Villas property as a result of Hurricane Irma. The resort has remained closed while rebuilding activities are in process. The reopening of the resort is currently targeted for January of 2019. As of December 31, 2017, our insurance claims receivable related to this event amounts to $26 million and is presented within accounts receivable on our consolidated balance sheet, and reflects $10 million of proceeds received in the fourth quarter of 2017. This is not a final claim figure and does not include any claims pertaining to business interruption.

NOTE 23—SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Cash paid during the period for:
Interest, net of amounts capitalized	$34	$24	$15
Income taxes, net of refunds	$54	$93	$28
Non-cash financing activity:
Issuance of stock in connection with Vistana acquisition	$—	$1,031	$—

NOTE 24—SUPPLEMENTAL GUARANTOR INFORMATION

The senior notes are guaranteed by ILG and certain other subsidiaries for which 100% of the voting securities are owned directly or indirectly by ILG (collectively, the “Guarantor Subsidiaries”). These guarantees are full and unconditional and joint and several. The guarantees of the Guarantor Subsidiaries are subject to release in limited circumstances only upon the occurrence of certain customary conditions. The indenture governing the senior notes contains covenants that, among other things, limit the ability of Interval Acquisition Corp. (the “Issuer”) and the Guarantor Subsidiaries to pay dividends to us or make distributions, loans or advances to us.

The following tables present consolidating financial information as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 for ILG on a stand-alone basis, the Issuer on a stand-alone basis, the combined Guarantor Subsidiaries of ILG (collectively, the “Guarantor Subsidiaries”), the combined non-guarantor subsidiaries of ILG (collectively, the “Non-Guarantor Subsidiaries”) and ILG on a consolidated basis (in millions).

Balance Sheet as of December 31, 2017	ILG	Interval Acquisition Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Eliminations	ILG Consolidated
Current assets	$1	$3	$790	$406	$—	$1,200
Property and equipment, net	1	—	464	151	—	616
Goodwill and intangible assets, net	—	266	628	110	—	1,004
Investments in subsidiaries	824	1,521	1,022	—	(3,367)	—
Other assets	—	—	285	582	—	867
Total assets	$826	$1,790	$3,189	$1,249	$(3,367)	$3,687

Current liabilities	$3	$5	$339	$294	$—	$641
Other long-term liabilities	—	—	236	102	—	338
Long term debt and securitized debt from VIEs (noncurrent portion)	—	562	—	429	—	991
Intercompany liabilities (receivables) / equity	(856)	399	1,093	(636)	—	—
Redeemable noncontrolling interest	—	—	1	—	—	1
ILG stockholders' equity	1,679	824	1,521	1,022	(3,367)	1,679
Noncontrolling interests	—	—	(1)	38	—	37
Total liabilities and equity	$826	$1,790	$3,189	$1,249	$(3,367)	$3,687

Balance Sheet as of December 31, 2016	ILG	Interval Acquisition Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Eliminations	ILG Consolidated
Current assets	$1	$2	$492	$251	$—	$746
Property and equipment, net	1	—	420	159	—	580
Goodwill and intangible assets, net	—	267	647	97	—	1,011
Investments in subsidiaries	626	1,297	390	—	(2,313)	—
Other assets	—	—	471	506	—	977
Total assets	$628	$1,566	$2,420	$1,013	$(2,313)	$3,314

Current liabilities	$1	$5	$343	$169	$—	$518
Other long-term liabilities	—	—	270	26	—	296
Long term debt and securitized debt from VIEs (noncurrent portion)	—	581	(12)	330	—	899
Intercompany liabilities (receivables) / equity	(947)	354	521	72	—	—
Redeemable noncontrolling interest	—	—	1	—	—	1
ILG stockholders' equity	1,574	626	1,297	390	(2,313)	1,574
Noncontrolling interests	—	—	—	26	—	26
Total liabilities and equity	$628	$1,566	$2,420	$1,013	$(2,313)	$3,314

Statement of Income for the Year Ended December 31, 2017	ILG	Interval Acquisition Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Eliminations	ILG Consolidated
Revenue	$—	$—	$1,480	$291	$—	$1,771
Operating expenses	(7)	(1)	(1,337)	(201)	—	(1,546)
Interest income (expense), net	—	(27)	8	(6)	—	(25)
Other income (expense), net (1)	178	193	58	(28)	(402)	(1)
Income tax benefit (provision)	3	10	(21)	(18)	—	(26)
Equity in earnings from unconsolidated entities	—	—	4	—	—	4
Net income (loss)	174	175	192	38	(402)	177
Net income (loss) attributable to noncontrolling interests	—	—	1	(4)	—	(3)
Net income (loss) attributable to common stockholders	$174	$175	$193	$34	$(402)	$174

Statement of Income for the Year Ended December 31, 2016	ILG	Interval Acquisition Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Eliminations	ILG Consolidated
Revenue	$—	$—	$1,150	$207	$—	$1,357
Operating expenses	(5)	—	(985)	(174)	—	(1,164)
Interest income (expense), net	—	(25)	6	(3)	—	(22)
Other income (expense), net (1)	273	125	16	(7)	(251)	156
Income tax benefit (provision)	2	10	(68)	(4)	—	(60)
Equity in earnings from unconsolidated entities	—	—	5	—	—	5
Net income (loss)	270	110	124	19	(251)	272
Net income (loss) attributable to noncontrolling interests	—	—	1	(3)	—	(2)
Net income (loss) attributable to common stockholders	$270	$110	$125	$16	$(251)	$270

Statement of Income for the Year Ended December 31, 2015	ILG	Interval Acquisition Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Eliminations	ILG Consolidated
Revenue	$—	$—	$593	$106	$—	$699
Operating expenses	(4)	(1)	(479)	(85)	—	(569)
Interest (expense) income, net	—	(22)	2	—	—	(20)
Other income (expense), net (1)	76	89	15	3	(180)	3
Income tax (provision) benefit	1	9	(46)	(5)	—	(41)
Equity in earnings from unconsolidated entities	—	—	4	—	—	4
Net income (loss)	73	75	89	19	(180)	76
Net income (loss) attributable to noncontrolling interests	—	—	1	(3)	—	(2)
Net income (loss) attributable to common stockholders	$73	$75	$90	$16	$(180)	$74

(1)	Includes equity in earnings of wholly-owned subsidiaries.

Statement of Cash Flows for the Year Ended December 31, 2017	ILG	Interval Acquisition Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	ILG Consolidated
Cash flows provided by (used in) operating activities	$(1)	$(13)	$135	$84	$205
Cash flows used in investing activities	—	—	(90)	(25)	(115)
Cash flows provided by (used in) financing activities	1	15	(63)	59	12
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	—	6	6
Cash, cash equivalents and restricted cash at beginning of period	—	—	102	142	244
Cash, cash equivalents and restricted cash at end of period	$—	$2	$84	$266	$352

Statement of Cash Flows for the Year Ended December 31, 2016	ILG	Interval Acquisition Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	ILG Consolidated
Cash flows provided by (used in) operating activities	$(2)	$(14)	$320	$(296)	$8
Cash flows provided by (used in) investing activities	1,196	—	(1,282)	(41)	(127)
Cash flows provided by (used in) financing activities	(1,194)	14	1,034	405	259
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	—	(5)	(5)
Cash, cash equivalents and restricted cash at beginning of period	—	—	30	79	109
Cash, cash equivalents and restricted cash at end of period	$—	$—	$102	$142	$244

Statement of Cash Flows for the Year Ended December 31, 2015	ILG	Interval Acquisition Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	ILG Consolidated
Cash flows provided by (used in) operating activities	$(2)	$(5)	$114	$33	$140
Cash flows used in investing activities	—	—	(20)	(1)	(21)
Cash flows provided by (used in) financing activities	2	5	(99)	(11)	(103)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	—	(7)	(7)
Cash, cash equivalents and restricted cash at beginning of period	—	—	35	65	100
Cash, cash equivalents and restricted cash at end of period	$—	$—	$30	$79	$109

NOTE 25—RELATED PARTY TRANSACTIONS

Agreements with Liberty

In connection with the transactions contemplated by the Merger Agreement and Separation Agreement, ILG and Liberty Interactive Corp. agreed to amend and restate that certain Spinco Agreement, dated May 13, 2008, by and among Liberty, certain affiliates of Liberty and IAC/InterActive Corp., as subsequently assigned to ILG on August 20,

2008. This amended agreement provides that Liberty is entitled to appoint two directors to the Board. So long as Liberty continues to beneficially own at least 10% of ILG’s common stock, Liberty has the right to nominate a proportionate number of directors to ILG’s board of directors. The amended agreement restricts Liberty and its affiliates from acquiring in excess of 35% of ILG’s outstanding shares of common stock without ILG’s consent.

The amended agreement with Liberty, and the respective rights and obligations thereunder, will terminate if Liberty’s beneficial ownership falls below 10% of ILG’s outstanding equity, unless Liberty’s ownership was reduced below 10% not in conjunction with Liberty transferring its shares. In that event, Liberty’s rights will terminate three years from the date of the amended agreement.

Also in connection with the Vistana acquisition, ILG and Liberty amended and restated that certain registration rights agreement, dated as of August 20, 2008, by and among ILG, Liberty and an affiliate of Liberty. The Amended Registration Rights Agreement provides Liberty with four demand registration rights and sets the aggregate offering price threshold for any demand registration statement at $50 million. Pursuant to the Amended Registration Rights Agreement, ILG must prepare a demand registration statement requested by Liberty no earlier than upon termination of the Merger Agreement or sixty days following the consummation of the transactions contemplated by the Merger Agreement.

CLC World Resorts and Hotels

Effective November 4, 2013, CLC became a related party of ILG when VRI Europe Limited, a subsidiary of ILG, purchased CLC’s European shared ownership resort management business and, in connection with this purchase, issued to CLC a noncontrolling interest in VRI Europe. As part of this arrangement, VRI Europe and CLC entered into a shared services arrangement whereby each party provides certain services to one another at an agreed upon cost. VRI Europe’s corresponding income and expense resulting from this shared services arrangement is recorded on a straight‑line basis throughout the year. Additionally, we have an ongoing business relationship with CLC as part of their Interval Network affiliation.

During the year ended December 31, 2017, VRI Europe recorded $1 million and $3 million of income and expense, respectively, in shared services with CLC, which is included within our VO segment. Additionally, we recorded $1 million of Exchange and Rental revenue in 2017 related to membership enrollments and sales of marketing materials. As of December 31, 2017, we had a trade payable of less than $1 million due to CLC, and a receivable of $5 million due from CLC.

During the year ended December 31, 2016, VRI Europe recorded $1 million and $3 million of income and expense, respectively, in shared services with CLC, which is included within our VO segment. Additionally, we recorded less than $1 million of Exchange and Rental revenue in 2016 related to membership enrollments and sales of marketing materials. As of December 31, 2016, we had a trade payable of less than $1 million due to CLC, and a receivable of $1 million due from CLC.

During the year ended December 31, 2015, VRI Europe recorded $1 million and $3 million of income and expense, respectively, in shared services with CLC, which is included within our VO segment. Additionally, we recorded $1 million of Exchange and Rental revenue in 2015 related to membership enrollments and sales of marketing materials.

As of December 31, 2017 and 2016, we had a loan of $15 million due from CLC which is presented within other non-current assets in our consolidated balance sheets. The loan is secured and matures five years subsequent to the funding date with a fixed interest rate payable monthly. The outstanding loan is to be repaid in full at maturity either in cash or by means of a share option exercisable by ILG, at its sole discretion, which would allow for settlement of the loan in CLC’s shares of VRI Europe for contractually determined equivalent value. The funding of this loan was in October 2014. We recorded interest income of $1 million each for the years ended December 31, 2017, 2016 and 2015 in the consolidated statements of income.

Starwood Hotels and Resorts

In connection with the acquisition of Vistana in May 2016, ILG entered into several agreements with Starwood including the license agreement, tax matters agreement, management agreements for certain transferred hotels, transition services agreement, and other commercial agreements. One of our directors was an executive of Starwood during the period from the closing of the Vistana acquisition until he left Starwood following its sale.

Maui Timeshare Venture

In connection with the acquisition of HVO in October of 2014, we acquired a noncontrolling ownership interest in Maui Timeshare Venture, LLC, a joint venture to develop and operate a vacation ownership resort in the state of Hawaii.

During the years ended December 31, 2017 and 2016, we recorded revenue of $15 million and $17 million, respectively, from this joint venture related primarily to resort management and vacation ownership sales and marketing services performed on behalf of the joint venture pursuant to contractual arrangements at market rates. As of December 31, 2017, we had a trade payable of $2 million due to the joint venture.

NOTE 26—QUARTERLY RESULTS (UNAUDITED)

Revenue at ILG is influenced by the seasonal nature of travel. The timeshare management part of this business does not experience significant seasonality. The vacation rental business recognizes rental revenue based on occupancy, with the first and third quarters generally generating higher revenue and the second and fourth quarters generally generating lower revenue. The vacation exchange business generally recognizes exchange and Getaway revenue based on confirmation of the vacation, with the first quarter generally experiencing higher revenue and the fourth quarter generally experiencing lower revenue.

	Quarter Ended(1)
	March 31,	June 30,	September 30,	December 31,
	(In millions, except for share data)
2017
Revenue	$444	$441	$451	$435
Operating income	63	45	61	56
Net income	45	26	35	71
Net income attributable to common stockholders	44	26	34	70
Earnings per share attributable to common stockholders:
Basic	0.35	0.21	0.27	0.57
Diluted	0.35	0.20	0.27	0.56
2016
Revenue	$185	$287	$388	$497
Operating income	38	23	33	99
Net income	22	181	20	49
Net income attributable to common stockholders	21	180	20	49
Earnings per share attributable to common stockholders:
Basic	0.37	1.86	0.16	0.39
Diluted	0.37	1.84	0.16	0.39

(1)

For the years ended December 31, 2017 and 2016, individual amounts for the quarters may not add to the annual amount because of rounding and, in the case of per share amounts, differences in the average common shares outstanding during each period. Additionally, the second quarter of 2016 included a pre-tax $197 million gain on bargain purchase,  while the third and fourth quarters of 2016 included downward adjustments to that gain of $9 million and $25 million, respectively, and the second quarter of 2017 included an upward and final adjustment of $2 million. See Note 4 for related discussion.

NOTE 27—SUBSEQUENT EVENTS

On April 30, 2018, we entered into an Agreement and Plan of Merger (“Merger Agreement”), with Marriott Vacations Worldwide Corporation (“Marriott Vacations”), Ignite Holdco, Inc. and Ignite Holdco Subsidiary, Inc. (two of our wholly owned subsidiaries), and Volt Merger Sub, Inc. and Volt Merger Sub, LLC (two wholly owned subsidiaries of Marriott Vacations), pursuant to which Marriott Vacations will acquire ILG in a series of transactions (the “Combination Transactions”) and ILG stockholders will receive $14.75 in cash (without interest) and 0.165 shares of common stock of Marriott Vacations for each share of ILG common stock held by such stockholder.  This will result in ILG stockholders owning approximately 43% of Marriott Vacations following the merger transactions.

Consummation of the Combination Transactions is subject to customary conditions, including customary conditions relating to:

•	the approval of the merger by holders of a majority of the outstanding shares of ILG common stock entitled to vote thereon at a duly convened meeting,
•	the approval of the issuance of the stock consideration by Marriott Vacations by a majority of the votes cast at a duly convened meeting of the stockholders of Marriott Vacations, and
•	the receipt of other required regulatory approvals.

The obligation of each party to consummate the merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement contains customary representations and warranties of ILG and Marriott Vacations. Additionally, the Merger Agreement contains customary pre-closing covenants, including covenants requiring each party (1) to use reasonable best efforts to cause the consummation of the transactions contemplated by the Merger Agreement, (2) to conduct its business in the ordinary course and (3) to refrain from taking certain actions prior to the consummation of the transactions without the other party’s consent. The Merger Agreement also contains “no shop” provisions that restrict ILG’s and Marriott Vacations’ ability to solicit or initiate discussions or negotiations with third parties regarding other proposals to acquire ILG or Marriott Vacations, as applicable, and ILG and Marriott Vacations have each agreed to certain terms relating to their ability to respond to such proposals. In addition, the Merger Agreement requires that, subject to certain exceptions, the board of directors of ILG recommend that ILG’s stockholders approve the mergers and that the board of directors of Marriott Vacations recommend that Marriott Vacations’ stockholders approve the issuance of the stock consideration.

Prior to obtaining ILG’s stockholder approval, our board of directors may, among other things, (1) withhold, withdraw, modify or qualify its recommendation of the Combination Transactions or approve, endorse or recommend any Ignite Alternative Transaction (as defined in the Merger Agreement) or (2) terminate the Merger Agreement to enter into an agreement providing for an Ignite Superior Proposal (as defined in the Merger Agreement), subject to complying with notice and other specified conditions, including giving Marriott Vacations the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a period following notice, and the payment of the Termination Fee (as defined below). Marriott Vacations has reciprocal rights and obligations under the Merger Agreement.

The Merger Agreement contains specified termination rights for the parties and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination of the Merger Agreement by the Company or Marriott Vacations to enter into a definitive agreement for an acquisition proposal that constitutes an Ignite Qualifying Transaction or a Volt Qualifying Transaction, as applicable (each as defined in the Merger Agreement), the Company or Marriott Vacations, as applicable, will be required to pay a termination fee equal to $146 million (such amount, the “Termination Fee”).

The foregoing summary description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

In connection with the transactions contemplated by the Merger Agreement, Qurate Retail, Inc. (formerly Liberty Interactive Corp.) and one of its wholly owned subsidiaries entered into a voting and support with ILG and Marriott Vacations. Subject to certain exceptions set forth therein, Qurate has agreed to vote all of its shares of ILG common stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and has also agreed to vote its shares of ILG common stock against any Competing Proposal (as defined in the Voting and Support Agreement) and any actions that are intended to prevent or delay the consummation of the Combination Transactions.

Schedule II

ILG, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

		Charges	Charges
	Balance at	(Credits)	(Credits)		Balance at
	Beginning	to	to Other		End of
Description	of Period	Earnings	Accounts	Deductions	Period
	(In millions)
2017
Allowance for doubtful accounts on trade receivables(1)	$—	$4	$9	$—	$13
Allowance for loan losses on mortgages receivable	$22	$35	$(2)	$—	$55
Deferred tax valuation allowance	$36	$11	$—	$—	$47
2016
Allowance for doubtful accounts on trade receivables	$—	$—	$—	$—	$—
Allowance for loan losses on mortgages receivable	$2	$20	$—	$—	$22
Deferred tax valuation allowance(2)	$—	$36	$—	$—	$36
2015
Allowance for doubtful accounts on trade receivables	$—	$—	$—	$—	$—
Allowance for loan losses on mortgages receivable	$—	$2	$—	$—	$2
Deferred tax valuation allowance	$—	$—	$—	$—	$—

(1)	The $9 million balance primarily relates to allowance pertaining to HOAs consolidated in the fourth quarter of 2017.
(2)	Primarily related to the Vistana acquisition.